                                                    Registration Nos. 333-______
                                                                       811-08561

    As filed With the Securities and Exchange Commission on November 8, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

        Pre-effective Amendment No.  [  ]

        Post-Effective Amendment No. [  ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [X]

        Amendment No.                [60]

          AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                           (Exact Name of Registrant)

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              2727-A Allen Parkway
                            Houston, Texas 77019-2191
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (713) 831-8470
               (Depositor's Telephone Number, including Area Code)

                         AMERICAN HOME ASSURANCE COMPANY
                                 70 Pine Street
                            New York, New York 10270
                               (Name of Guarantor)

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

        [ ]     immediately upon filing pursuant to paragraph (b)
        [ ]     on (date) pursuant to paragraph (b)
        [ ]     60 days after filing pursuant to paragraph (a)(1)
        [ ]     on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

        [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PLATINUM INVESTOR(R) V

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by
American General Life Insurance Company ("AGL") through its Separate
Account VL-R

                            This Prospectus is dated
                                 ________, 2005

This prospectus describes Platinum Investor V flexible premium variable universal life insurance Policies issued by AGL. If there are any differences between this prospectus and your Policy, the provisions of your Policy will control. Platinum Investor V Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom Platinum Investor V pays the death benefit upon the insured person's death. You choose one of three death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact AGL, please see "Contact Information" on page
5.

The Index of Special Words and Phrases on page 69 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the Platinum Investor V variable investment options. Currently, the Platinum Investor V variable investment options each purchase shares of a corresponding Fund of:

..       AIM Variable Insurance Funds ("AIM V.I.")
..       The Alger American Fund ("Alger American")
..       American Century Variable Portfolios, Inc. ("American Century VP")
..       Credit Suisse Trust ("Credit Suisse Trust")
..       Dreyfus Investment Portfolios ("Dreyfus IP")
..       Dreyfus Variable Investment Fund ("Dreyfus VIF")
..       Fidelity(R)Variable Insurance Products ("Fidelity(R) VIP")
..       Franklin Templeton Variable Insurance Products Trust ("Franklin
        Templeton VIP")
..       Janus Aspen Series ("Janus Aspen")
..       J.P. Morgan Series Trust II ("JPMorgan ST II")
..       MFS(R)Variable Insurance TrustSM ("MFS(R) VIT")
..       Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
..       Oppenheimer Variable Account Funds ("Oppenheimer")
..       PIMCO Variable Insurance Trust ("PIMCO VIT")
..       Putnam Variable Trust ("Putnam VT")
..       SunAmerica Series Trust ("SunAmerica ST")
..       The Universal Institutional Funds, Inc. ("UIF")
..       VALIC Company I ("VALIC Co. I")
..       Van Kampen Life Investment Trust ("Van Kampen LIT")
..       Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 21 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY .................................................6
POLICY BENEFITS ...............................................................6
         Your Specified Amount ................................................6
         Death Benefit ........................................................6
                  Death Benefit Proceeds ......................................6
                  Death Benefit Option 1, Option 2 and Option 3 ...............6
                           Death Benefit Option 1 .............................6
                           Death Benefit Option 2 .............................7
                           Death Benefit Option 3 .............................7
         Full Surrenders, Partial Surrenders, Transfers, and Policy Loans .....7
                  Full Surrenders .............................................7
                  Partial Surrenders ..........................................7
                  Transfers ...................................................7
                  Policy Loans ................................................7
         Premiums .............................................................7
                  Flexibility of Premiums .....................................7
                  Free Look ...................................................8
         The Policy ...........................................................8
                  Ownership Rights ............................................8
                  Separate Account ............................................8
                  Fixed Account ...............................................8
                  Accumulation Value ..........................................8
                  Payment Options .............................................8
                  Tax Benefits ................................................8
         Supplemental Benefits and Riders .....................................8
POLICY RISKS ..................................................................9
         Investment Risk ......................................................9
         Risk of Lapse ........................................................9
         Tax Risks ............................................................9
         Partial Surrender and Full Surrender Risks ...........................9
         Policy Loan Risks ...................................................10
PORTFOLIO RISKS ..............................................................10
TABLES OF CHARGES ............................................................11
GENERAL INFORMATION ..........................................................18
         American General Life Insurance Company .............................18
         Separate Account VL-R ...............................................18
         Guarantee of Insurance Obligations ..................................18
         Additional Information ..............................................19
         Communication with AGL ..............................................19
                  Administrative Center ......................................19
                  E-Delivery, E-Service, telephone transactions and
                   written transactions ......................................19
                           E-Delivery ........................................19
                           E-Service .........................................20
                           Telephone transactions and written transactions ...20
                  Telephone transactions .....................................20
         Variable Investment Options .........................................21
         Voting Privileges ...................................................23
         Fixed Account .......................................................24
                  Our general account ........................................24
                  How we declare interest ....................................24
         Illustrations .......................................................24
POLICY FEATURES...............................................................25
         Age .................................................................25
         Death Benefits ......................................................25
                  Your specified amount of insurance .........................25
                  Your death benefit .........................................25

                  Required minimum death benefit .............................26
                  Base coverage and supplemental coverage ....................28
         Premium Payments ....................................................29
                  Premium payments ...........................................29
                  Limits on premium payments .................................29
                  Checks .....................................................29
                  Planned periodic premiums ..................................29
                  Guarantee period benefit ...................................29
                  Free look period ...........................................30
         Changing Your Investment Option Allocations .........................30
                  Future premium payments ....................................30
                  Transfers of existing accumulation value ...................30
                  Dollar cost averaging ......................................31
                  Automatic rebalancing ......................................31
                  Market timing ..............................................32
                  Fund-rejected transfers ....................................32
         Changing the Specified Amount of Insurance ..........................32
                  Increase in coverage .......................................32
                  Decrease in coverage .......................................33
         Changing Death Benefit Options ......................................34
                  Change of death benefit option .............................34
                  Tax consequences of changes in insurance coverage ..........35
                  Effect of changes in insurance coverage on guarantee
                   period benefit ............................................35
         No Tobacco Use Incentive ............................................35
         Account Value Enhancement ...........................................36
         Effective Date of Policy and Related Transactions ...................36
                  Valuation dates, times, and periods ........................36
                  Fund pricing ...............................................36
                  Date of receipt ............................................36
                  Commencement of insurance coverage .........................37
                  Date of issue; Policy months and years .....................37
                  Monthly deduction days .....................................37
                  Commencement of investment performance .....................37
                  Effective date of other premium payments and requests
                   that you make .............................................37
         Reports to Policy Owners ............................................38
ADDITIONAL BENEFIT RIDERS ....................................................38
         Riders ..............................................................38
                  Accidental Death Benefit Rider .............................38
                  Children's Insurance Benefit Rider .........................38
                  Maturity Extension Rider ...................................39
                  Spouse Term Rider ..........................................40
                  Terminal Illness Rider .....................................40
                  Waiver of Monthly Deduction Rider ..........................40
                  Monthly Guarantee Premium Rider for First 20 Years .........40
                  Monthly Guarantee Premium Rider to Age 100 .................42
                  Guaranteed Minimum Withdrawal Benefit Rider ................44
                           Requirements to purchase the rider ................44
                           Effect on other Policy features ...................44
                           Eligibility period ................................44
                           Withdrawal period .................................44
                           Guaranteed Benefit Balance ........................44
                           Maximum guaranteed annual withdrawal ..............45
                           Guaranteed Benefit Balance and maximum
                            annual withdrawal amount calculations
                            during the withdrawal period .....................45
                           Policy surrender or maturity ......................46
                           Policy lapse ......................................46
                           Rider charge ......................................46
                           Death benefit .....................................46
                           Investment option restrictions ....................47

                           Reinstatement .....................................49
                           Termination .......................................49
         Tax Consequences of Additional Rider Benefits .......................50
POLICY TRANSACTIONS ..........................................................50
         E-Delivery, E-Service, Telephone Transactions and Written
          Transactions .......................................................50
         Withdrawing Policy Investments ......................................50
                  Full surrender .............................................50
                  Partial surrender ..........................................50
                  Exchange of Policy in certain states .......................50
                  Policy loans ...............................................51
                  Preferred loan interest rate ...............................51
                  Maturity of your Policy ....................................52
                  Tax considerations .........................................52
POLICY PAYMENTS ..............................................................52
         Payment Options .....................................................52
                  Change of payment option ...................................53
                  Tax impact .................................................53
         The Beneficiary .....................................................53
         Assignment of a Policy ..............................................53
         Payment of Proceeds .................................................53
                  General ....................................................53
                  Delay of Fixed Account proceeds ............................53
                  Delay for check clearance ..................................53
                  Delay of Separate Account VL-R proceeds ....................54
                  Delay to challenge coverage ................................54
                  Delay required under applicable law ........................54
ADDITIONAL RIGHTS THAT WE HAVE ...............................................54
                  Underwriting and premium classes ...........................55
                  Policies purchased through "internal rollovers" ............55
                  State law requirements .....................................56
                  Variations in expenses or risks ............................56
CHARGES UNDER THE POLICY .....................................................56
                  Premium tax charge .........................................56
                  Tax charge back ............................................56
                  Premium expense charge .....................................56
                  Daily charge (mortality and expense risk fee) ..............56
                  Flat monthly charge ........................................57
                  Monthly charge per $1,000 of base coverage .................57
                  Monthly insurance charge ...................................57
                  Monthly charges for additional benefit riders ..............58
                  Surrender charge ...........................................58
                  Partial surrender processing fee ...........................59
                  Transfer fee ...............................................59
                  Illustrations ..............................................59
                  Policy loans ...............................................59
                  Charge for taxes ...........................................59
                  Allocation of charges ......................................59
         More About Policy Charges ...........................................60
                  Purpose of our charges .....................................60
                  General ....................................................60
ACCUMULATION VALUE ...........................................................60
                  Your accumulation value ....................................60
                  Your investment options ....................................60
POLICY LAPSE AND REINSTATEMENT ...............................................61
FEDERAL TAX CONSIDERATIONS ...................................................61
         Tax Effects .........................................................62
                  General ....................................................62
                  Testing for modified endowment contract status .............62
                  Other effects of Policy changes ............................63

                  Rider benefits .............................................63
                  Taxation of pre-death distributions if your Policy is
                   not a modified endowment contract .........................63
                  Taxation of pre-death distributions if your Policy is
                   a modified endowment contract .............................64
                  Policy lapses and reinstatements ...........................65
                  Diversification and investor control .......................65
                  Estate and generation skipping taxes .......................65
                  Life insurance in split dollar arrangements ................66
                  Pension and profit-sharing plans ...........................66
                  Other employee benefit programs ............................67
                  ERISA ......................................................67
                  Our taxes ..................................................67
                  When we withhold income taxes ..............................67
                  Tax changes ................................................67
LEGAL PROCEEDINGS ............................................................68
FINANCIAL STATEMENTS .........................................................68
INDEX OF SPECIAL WORDS AND PHRASES ...........................................69

-------------------------------------------------------------------------------------------------------------
                                             CONTACT INFORMATION
-------------------------------------------------------------------------------------------------------------
Addresses and telephone numbers: Here is how you can contact us about the
Platinum Investor V Policies.
            ADMINISTRATIVE CENTER:                     HOME OFFICE:               PREMIUM PAYMENTS:

(Express Delivery)                 (U.S. Mail)         2727-A Allen Parkway       (Express Delivery)
VUL Administration                 VUL Administration  Houston, Texas 77019-2191  Payment Processing Center
2727-A Allen Parkway               P. O. Box 4880      1-713-831-3443             #1 Franklin Square
Houston, Texas 77019-2191          Houston, Texas      1-800-340-2765             Springfield, IL 62713-0001
1-713-831-3443, 1-800-340-2765     77210-4880                                     (U.S. Mail)
(Hearing Impaired) 1-888-436-5258                                                 Payment Processing Center
Fax: 1-713-620-6653                                                               P.O. Box 0842
(Except premium payments)                                                         Carol Stream, IL 60132-0842
-------------------------------------------------------------------------------------------------------------
                                             ELECTRONIC SERVICES
-------------------------------------------------------------------------------------------------------------
Now, with E-DELIVERY you can electronically receive certain documents we currently mail, including annual Policy and Fund prospectuses. You can choose
E-mail or CD ROM. You can also choose E-SERVICE capabilities to access on-line services for your Policy, such as transferring values among investment options and changing allocations for future premiums. You may select or cancel
E-DELIVERY and E-SERVICE at any time. For more information, see page 19 of this prospectus. To request E-DELIVERY or E-SERVICE, take the following action:

        . For E-DELIVERY, enroll at the time you complete your Policy application, or go to www.aigag.com and enroll for E-Delivery at the same time you enroll for E-Service.

        .       For E-SERVICE, go to www.aigag.com and enroll by completing the information on the introductory page under "Not an E-Service
                Member?"
-------------------------------------------------------------------------------------------------------------

                          POLICY BENEFITS/RISKS SUMMARY

        This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                 POLICY BENEFITS

        During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and
(5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

        You may currently allocate your accumulation value among the 50 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

        Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Your Specified Amount

        In your application to buy a Platinum Investor V Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The Policy is available for specified amounts of $50,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 28.

Death Benefit

..       Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy a Platinum Investor V Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional specified amount under a benefit rider. Platinum Investor V is available for specified amounts of $50,000 or more. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

..       Death Benefit Option 1, Option 2 and Option 3:

        You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the death of the insured person. You can choose death benefit Option 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

        . Death Benefit Option 1 is the specified amount on the date of the insured person's death.

        . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

        . Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

        Federal tax law may require us to increase payment under any of the above death benefit Options. See "Required minimum death benefit" on page 26.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

..       Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..       Partial Surrenders: You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $50,000. A partial surrender may have adverse tax consequences.

..       Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

..       Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less the loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less the loan interest payable through your next Policy anniversary. We charge you interest on your loan at an annual effective rate of 4.75%. We credit interest on loaned amounts; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

..       Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount (but not less than $50 each payment and a total of $600 each year). You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that either of the "guarantee period benefit" riders (described under "Guarantee period benefit" on page 29) remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

..       Free Look: When you receive your Policy, the free look period begins.
        You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or
        (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

..       Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

..       Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

..       Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

..       Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..       Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5.

..       Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. This means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

        We offer several riders that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                  POLICY RISKS

Investment Risk

        The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

        If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

        If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

        If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While either of the guarantee period benefit riders is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

Tax Risks

        We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

        Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

        See "Federal Tax Considerations" on page 61. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

        The surrender charge under the Policy applies for the first 10 Policy years (and for a maximum of the first 10 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under Death Benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

        A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

        A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

        We reduce the amount we pay on the insured person's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

        If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                 PORTFOLIO RISKS

        A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

        There is no assurance that any of the Funds will achieve its stated investment objective.

                                TABLES OF CHARGES

        The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

        The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount, (3) surrender a Policy during the first 10 Policy years and the first 10 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

-----------------------------------------------------------------------------------------------------------------------
                                                       Transaction Fees
-----------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Premium Tax Charge               Upon receipt of each          3.5%/1/ of each              3.5%/1/ of each
                                 premium payment               premium payment              premium payment (tax
                                                               (tax charge back if          charge back if you
                                                               you purchase the             purchase the Policy in
                                                               Policy in Oregon)/2/         Oregon)/2/
-----------------------------------------------------------------------------------------------------------------------
Premium Expense Charge           Upon receipt of each          7.5% of the premium          5% of the premium
                                 premium payment               payment remaining            payment remaining
                                                               after deduction of the       after deduction of the
                                                               premium tax charge           premium tax charge
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ Premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.75%, is in the state of Wyoming.

        /2/ Instead of a premium tax charge, we assess a tax charge back of 2% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 56.

-----------------------------------------------------------------------------------------------------------------------
                                                       Transaction Fees
-----------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Surrender Charge

  Maximum Charge - for the       Upon a partial surrender      $49 per $1,000 of base       $49 per $1,000 of base
  first Policy year - for a 60   or a full surrender of your   coverage                     coverage
  year old male, with a          Policy during the first 10
  Specified Amount of            Policy years and during
  $360,000/1/, of which          the first 10 Policy years
  $360,000 is base coverage      following an increase in
                                 the Policy's base
                                 coverage
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge - for the       Upon a partial surrender      $3 per $1,000 of base        $3 per $1,000 of base
  first Policy year - for a      or a full surrender of your   coverage                     coverage
  6 year old female, with a      Policy during the first 10
  Specified Amount of            Policy years and during
  $360,000/1/, of which          the first 10 Policy years
  $36,000 is base coverage       following an increase in
                                 the Policy's base
                                 coverage
-----------------------------------------------------------------------------------------------------------------------
  Example Charge - for the       Upon a partial surrender      $16 per $1,000 of base       $16 per $1,000 of base
  first Policy year - for a      or a full surrender of your   coverage                     coverage
  38 year old male, with a       Policy during the first 10
  Specified Amount of            Policy years and during
  $360,000/1/, of which          the first 10 Policy years
  $306,000 is base coverage      following an increase in
                                 the Policy's base
                                 coverage
-----------------------------------------------------------------------------------------------------------------------
Terminal Illness Rider           At time of claim              $250 plus interest           $150 plus interest
Administrative Fee
-----------------------------------------------------------------------------------------------------------------------
Partial Surrender                Upon a partial surrender      The lesser of $25 or 2% of   $10
Processing Fee                   of your Policy                the amount of the partial
                                                               surrender
-----------------------------------------------------------------------------------------------------------------------
Transfer Fee                     Upon a transfer of            $25 for each transfer/2/     $25 for each transfer/2/
                                 accumulation value
-----------------------------------------------------------------------------------------------------------------------
Policy Loan Interest             Annually (on your Policy      4.75% of the loan balance    4.75% of the loan balance
Charge                           anniversary)
-----------------------------------------------------------------------------------------------------------------------
Policy Owner Additional          Upon each request for a       $25                          $0
Illustration Charge              Policy illustration after
                                 the first in a Policy year
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ The Surrender Charge will vary based on the insured person's sex, age, Policy year and base coverage. See "Base coverage and supplemental coverage" on page 28. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages __ and __ of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

        /2/ The first 12 transfers in a Policy year are free of charge.

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

-----------------------------------------------------------------------------------------------------------------------
                                                        Periodic Charges
                                              (other than Fund fees and expenses)
-----------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Flat Monthly Charge              Monthly, at the beginning     $6                           $6
                                 of each Policy month
-----------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/1/

  Maximum Charge for the         Monthly, at the beginning     $83.33 per $1,000 of net     $83.33 per $1,000 of net
  first Policy year - for a 90   of each Policy month          amount at risk/2/            amount at risk
  year old male, standard
  tobacco, with a Specified
  Amount of $50,000
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge for the         Monthly, at the beginning     $0.06 per $1,000 of net      $0.04 per $1,000 of net
  first Policy year - for a 6    of each Policy month          amount at risk               amount at risk
  year old female, juvenile,
  with a Specified Amount
  of $1,000,000
-----------------------------------------------------------------------------------------------------------------------
  Example Charge for the         Monthly, at the beginning     $0.22 per $1,000 of net      $0.09 per $1,000 of net
  first Policy year - for a 38   of each Policy month          amount at risk               amount at risk
  year old male, preferred
  non-tobacco, with a
  Specified Amount of
  $360,000
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 28. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page __ of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 24 of this prospectus.

        /2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

-----------------------------------------------------------------------------------------------------------------------
                                                        Periodic Charges
                                              (other than Fund fees and expenses)
-----------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Monthly Charge per
$1,000 of base coverage/1/

  Maximum Charge - for           Monthly, at the beginning     $1.61 per $1000 of base      $1.61 per $1000 of base
  an 85 year old male,           of each Policy month.         coverage                     coverage
  standard tobacco, with a       This Charge is imposed
  Specified Amount of            during the first 5 Policy
  $360,000, of which             years and the first 5 Policy
  $360,000 is base               years following an
  coverage                       increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge - for a         Monthly, at the beginning     $0.05 per $1000 of base      $0.05 per $1000 of base
  1 year old female,             of each Policy month.         coverage                     coverage
  juvenile, with a               This Charge is imposed
  Specified Amount of            during the first 5 Policy
  $360,000, of which             years and the first 5 Policy
  $36,000 is base coverage       years following an
                                 increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
  Example Charge - for a         Monthly, at the beginning     $0.18 per $1000 of base      $0.18 per $1000 of base
  38 year old male,              of each Policy month.         coverage                     coverage
  preferred non-tobacco,         This Charge is imposed
  with a Specified Amount        during the first 5 Policy
  of $360,000, of which          years and the first 5 Policy
  $306,000 is base               years following an
  coverage                       increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
Daily Charge (mortality          Daily                         annual effective rate of     annual effective rate of
and expense risk fee)/3/                                       0.70%/4/                      0.70%/4/

  Policy years 1-10/4/,/5/
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person's sex, age and premium class. See "Base coverage and supplemental coverage" on page 28. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page __ of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Five Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

        /2/ The charge assessed during the first 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

        /3/ Policies issued in Maryland refer to this charge as an "account value charge."

        /4/ After the 10th Policy year, the maximum daily charge will be as follows:
                Policy years 11-20...........annual effective rate of 0.35%
                Policy years 21+..............annual effective rate of 0.15%
                These reductions in the amount of the daily charge are guaranteed.

        /5/ All percentages are calculated as a percent of accumulation value invested in the variable investment options.

        The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

-----------------------------------------------------------------------------------------------------------------------
                                                     Periodic Charges
                                              (optional benefit riders only)
-----------------------------------------------------------------------------------------------------------------------
Optional Benefit Rider           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit/1/

  Maximum Charge - for a 65      Monthly, at the beginning     $0.15 per $1,000 of rider    $0.15 per $1,000 of rider
  year old                       of each Policy month          coverage                     coverage
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge - for a 29      Monthly, at the beginning     $0.07 per $1,000 of rider    $0.07 per $1,000 of rider
  year old                       of each Policy month          coverage                     coverage
-----------------------------------------------------------------------------------------------------------------------
  Example Charge - for a 38      Monthly, at the beginning     $0.09 per $1,000 of rider    $0.09 per $1,000 of rider
  year old                       of each Policy month          coverage                     coverage
-----------------------------------------------------------------------------------------------------------------------
Children's Insurance Benefit     Monthly, at the beginning     $0.48 per $1,000 of rider    $0.48 per $1,000 of rider
                                 of each Policy month          coverage                     coverage
-----------------------------------------------------------------------------------------------------------------------
Maturity Extension               Monthly, at the beginning     $10                          $0
Accumulation Value Version       of the Policy month which
                                 follows your original
                                 maturity date
-----------------------------------------------------------------------------------------------------------------------
Maturity Extension Death
Benefit Version

  Initial Charge                 Monthly beginning 9 years     $30 per $1,000 of net        $5 per $1,000 of net
                                 before your original          amount at risk attributable  amount at risk attributable
                                 maturity date                 to the Policy (without any   to the Policy (without any
                                                               riders)                      riders)
-----------------------------------------------------------------------------------------------------------------------
  Administrative Charge          Monthly, at the beginning     $10                          $0
                                 of the Policy month which
                                 follows your original
                                 maturity date
-----------------------------------------------------------------------------------------------------------------------
Spouse Term/2/

  Maximum charge - for a 75      Monthly at the beginning      $5.54 per $1,000 of rider    $4.61 per $1,000 of rider
  year old male, standard        of each Policy month          coverage                     coverage
  tobacco
-----------------------------------------------------------------------------------------------------------------------
  Minimum charge - for a 15      Monthly at the beginning      $0.07 per $1,000 of rider    $0.01 per $1,000 of rider
  year old female, standard      of each Policy month          coverage                     coverage
  non-tobacco
-----------------------------------------------------------------------------------------------------------------------
  Example charge - for a 38      Monthly at the beginning      $0.22 per $1,000 of rider    $0.14 per $1,000 of rider
  year old male, preferred       of each Policy month          coverage                     coverage
  non-tobacco
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ The charge for the Accidental Death Benefit Rider will vary based on the insured person's age when the rider is added.

        /2/ The charge for the Spouse Term Rider will vary based on the spouse's sex, age and premium class.

-----------------------------------------------------------------------------------------------------------------------
                                                       Periodic Charges
                                                (optional benefit riders only)
-----------------------------------------------------------------------------------------------------------------------
Optional Benefit Rider           When Charge is Deducted       Maximum Guaranteed Charge    Current Charge
-----------------------------------------------------------------------------------------------------------------------
Waiver of Monthly
Deduction/1/

  Maximum Charge - for a         Monthly, at the beginning     $0.40 per $1,000 of net      $0.40 per $1,000 of net
  59 year old                    of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge - for an        Monthly, at the beginning     $0.02 per $1,000 of net      $0.02 per $1,000 of net
  18 year old                    of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
  Example Charge - for a         Monthly, at the beginning     $0.03 per $1,000 of net      $0.03 per $1,000 of net
  38 year old                    of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
Monthly Guarantee Premium
Rider to Age 100/2/

  Maximum Charge - for a         Monthly, at the beginning     $0.096 per $1,000 of net     $0.08 per $1,000 of net
  90 year old                    of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
  Minimum Charge - for a         Monthly, at the beginning     $0.024 per $1,000 of net     $0.02 per $1,000 of net
  1 year old                     of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
  Example Charge - for a         Monthly, at the beginning     $0.043 per $1,000 of net     $0.036 per $1,000 of net
  38 year old                    of each Policy month          amount at risk attributable  amount at risk attributable
                                                               to the Policy                to the Policy
-----------------------------------------------------------------------------------------------------------------------
Guaranteed Minimum
Withdrawal Benefit

  Rider Charge                   Daily                         Annual effective rate of     Annual effective rate of
                                                                 1.50%/3/                   0.75%/3/
-----------------------------------------------------------------------------------------------------------------------

----------
        /1/ The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person's age when we assess the charge.

        /2/ The charge for the Monthly Guarantee Premium Rider to Age 100 will vary based on the insured person's age when the Policy is issued and the net amount at risk attributable to the Policy. We currently charge for the Rider beginning in the fourth Policy year. We reserve the right to begin the charge in the first Policy year.

        /3/ Percentages are calculated as a percent of accumulation value invested in the variable investment options.

        The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2004. Current and future expenses for the Funds may be higher or lower than those shown.

--------------------------------------------------------------------------------
                          Annual Fund Fees and Expenses
               (expenses that are deducted from the Fund assets)
--------------------------------------------------------------------------------
                    Charge                          Maximum         Minimum
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses for all
of the Funds (expenses that are deducted from
portfolio assets include management fees,
distribution (12b-1) fees, and other
expenses)/1/                                         1.26%           0.24%
--------------------------------------------------------------------------------

        Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

----------
        /1/ Currently 15 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2006. The impact of contractual reimbursements or fee waivers is as follows:

        ------------------------------------------------------------------
                   Charge                     Maximum          Minimum
        ------------------------------------------------------------------
        Total Annual Fund Operating
        Expenses for all of the
        Funds After Contractual
        Reimbursement or Fee Waiver            1.26%            0.24%
        ------------------------------------------------------------------

                               GENERAL INFORMATION

American General Life Insurance Company

        We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

        AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

        We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

        For record keeping and financial reporting purposes, the Separate Account is divided into 63 separate "divisions," 50 of which correspond to the 50 variable "investment options" under the Policy. The remaining 13 divisions, and all of these 50 divisions, represent investment options available under other variable life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

        The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Guarantee of Insurance Obligations

        Insurance obligations under the Policies are guaranteed by American Home Assurance Company ("American Home"), an affiliate of AGL. Insurance obligations include, without limitation, Policy values invested in the Fixed Account, death benefits and Policy features that provide return of premium or protection against Policy lapse. The guarantee does not guarantee Policy value or the investment performance of the variable investment options available under the Policies. The guarantee provides that Policy owners can enforce the guarantee directly.

        AGL expects that the American Home guarantee will be terminated within the next year. However, the insurance obligations on Policies issued prior to termination of the American Home guarantee would continue to be covered, including obligations arising from premium payments or other payments received after termination, until satisfied in full.

        American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is a wholly owned subsidiary of American International Group, Inc. and an affiliate of AGL.

Additional Information

        We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

        When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

        Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

                E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

                E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

                Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone. See "Telephone transactions" on page 20).

                .       transfer of accumulation value;*
                .       change of allocation percentages for premium payments; *
                .       change of allocation percentages for Policy
                        deductions; *
                .       telephone transaction privileges; *
                .       loan;
                .       full surrender;
                .       partial surrender;
                .       change of beneficiary or contingent beneficiary;
                .       loan repayments or loan interest payments;
                .       change of death benefit option or manner of death
                        benefit payment;
                .       change in specified amount;
                .       addition or cancellation of, or other action with
                        respect to any benefit riders;
                .       election of a payment option for Policy proceeds; and
                .       tax withholding elections.

----------
* These transactions are permitted by E-Service, by telephone or in writing.

We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

        Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

Variable Investment Options

        We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). Fund sub-advisers are shown in parenthesis.

                  Variable Investment Options                          Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I Shares             A I M Advisors, Inc.
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund - Series I Shares                   A I M Advisors, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio - Class O Shares/1/    Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares          Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                                   American Century Investment Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Credit Suisse Trust Small Cap Growth Portfolio                   Credit Suisse Asset Management, LLC
-----------------------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio - Initial Shares               The Dreyfus Corporation
-----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial Shares/2/     The Dreyfus Corporation
-----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial Shares              The Dreyfus Corporation
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Asset ManagerSM Portfolio - Service Class 2/3/   Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Investments Money Management, Inc.)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R)Portfolio - Service Class 2/4/      Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income Portfolio - Service Class 2        Fidelity Management & Research Company (FMR Co., Inc.)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth Portfolio - Service Class 2               Fidelity Management & Research Company (FMR Co., Inc.)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap Portfolio - Service Class 2              Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity International Investment Advisors)
                                                                 (Fidelity International Investment Advisors (U.K.) Limited)
                                                                 (Fidelity Investments Japan Limited)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
-----------------------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Franklin Small Cap Value Securities       Franklin Advisory Services, LLC
Fund - Class 2
-----------------------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Franklin U.S. Government Fund - Class 2   Franklin Advisers, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Mutual Shares Securities                  Franklin Mutual Advisers, LLC
Fund - Class 2/5/
-----------------------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Templeton Foreign Securities             Templeton Investment Counsel, LLC
Fund - Class 2
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen International Growth Portfolio - Service Shares      Janus Capital Management LLC
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Mid Cap Growth Portfolio - Service Shares            Janus Capital Management LLC
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares          Janus Capital Management LLC
-----------------------------------------------------------------------------------------------------------------------------
JPMorgan ST II Mid Cap Value Portfolio                           J.P. Morgan Investment Management Inc.
-----------------------------------------------------------------------------------------------------------------------------
JPMorgan ST II Small Company Portfolio                           J.P. Morgan Investment Management Inc.
-----------------------------------------------------------------------------------------------------------------------------

                                       21             (See footnotes on page 22)

                  Variable Investment Options                          Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Capital Opportunities Series - Initial Class/6/        Massachusetts Financial Services Company
-----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series - Initial Class                 Massachusetts Financial Services Company
-----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series - Initial Class/7/                Massachusetts Financial Services Company
-----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series - Initial Class/8/                     Massachusetts Financial Services Company
-----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio                    Neuberger Berman Management Inc.
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Balanced Fund/VA - Non-Service Shares/9/             OppenheimerFunds, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA - Non-Service Shares       OppenheimerFunds, Inc.
-----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio - Administrative Class/10/       Pacific Investment Management Company LLC
-----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class            Pacific Investment Management Company LLC
-----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Administrative Class          Pacific Investment Management Company LLC
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund - Class IB                     Putnam Investment Management, LLC
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB                      Putnam Investment Management, LLC
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB        Putnam Investment Management, LLC
-----------------------------------------------------------------------------------------------------------------------------
SunAmerica ST Aggressive Growth Portfolio - Class 1 Shares       AIG SunAmerica Asset Management Corp.
-----------------------------------------------------------------------------------------------------------------------------
SunAmerica ST SunAmerica Balanced Portfolio - Class 1            AIG SunAmerica Asset Management Corp.
Shares/11/
-----------------------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I Shares                     Morgan Stanley Investment Management Inc. (d/b/a Van Kampen)
-----------------------------------------------------------------------------------------------------------------------------
UIF High Yield Portfolio - Class I Shares                        Morgan Stanley Investment Management Inc. (d/b/a Van Kampen)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I International Equities Fund                          VALIC* (AIG Global Investment Corp.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Mid Cap Index Fund                                   VALIC* (AIG Global Investment Corp.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Money Market I Fund                                  VALIC* (AIG SunAmerica Asset Management Corp.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Nasdaq-100(R)Index Fund                              VALIC* (AIG Global Investment Corp.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Science & Technology Fund/12/                        VALIC* (T. Rowe Price Associates, Inc.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Small Cap Index Fund                                 VALIC* (AIG Global Investment Corp.)
-----------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Stock Index Fund                                     VALIC* (AIG Global Investment Corp.)
-----------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I Shares      Van Kampen Asset Management
-----------------------------------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio                           Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio                                The Vanguard Group
-----------------------------------------------------------------------------------------------------------------------------

----------
        /1/     The Fund type for Alger American Leveraged AllCap
                Portfolio - Class O Shares is equity growth.
        /2/     The Fund type for Dreyfus VIF Developing Leaders
                Portfolio - Initial Shares is small cap.
        /3/     The Fund type for Fidelity(R) VIP Asset Manager SM
                Portfolio - Service Class 2 is high return.
        /4/     The Fund type for Fidelity(R) VIP Contrafund(R)
                Portfolio - Service Class 2 is capital appreciation.
        /5/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation.
        /6/     The Fund type for MFS(R)VIT Capital Opportunities
                Series - Initial Class is capital appreciation.
        /7/ The Fund type for MFS(R)VIT New Discovery Series - Initial Class is small cap growth.
        /8/ The Fund type for MFS(R)VIT Research Series - Initial Class is long-term growth.
        /9/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is total return.
        /10/    The Fund type for PIMCO VIT Real Return
                Portfolio - Administrative Class is maximum real return.
        /11/    The Fund type for SunAmerica ST SunAmerica Balanced
                Portfolio - Class 1 Shares is capital appreciation.
        /12/    The Fund type for VALIC Co. I Science & Technology Fund is capital appreciation. This Fund is a sector fund.

        * "VALIC" means The Variable Annuity Life Insurance Company.

        From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

        You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

        We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 56.

        We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

        We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges

        We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

        We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

        If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

        In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

        We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 59. The "daily charge" described on page 56 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

        Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

        How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

        Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Illustrations

        We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

        Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

        After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year.

                                 POLICY FEATURES

Age

        Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age.

Death Benefits

        Your specified amount of insurance. In your application to buy a Platinum Investor V Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

        The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 28.

         We also guarantee a death benefit for a specified period, provided you have paid the required monthly premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period benefit." We offer two different guarantee period benefit riders. We also offer a guaranteed minimum withdrawal benefit rider that includes a guarantee period benefit. We provide more information about the specified amount and the guarantee period benefit under "Guarantee period benefit," on page 29 and a discussion of the three riders under "Additional Benefit Riders" on page 38. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

        Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 57.)

        Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

        You can choose Option 1 or Option 2 at the time of your application or at any later time before the death of the insured person. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

        . Option 1--The specified amount on the date of the insured person's death.

        . Option 2--The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

        . Option 3--The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

        See "Partial surrender" on page 50 for more information about the effect of partial surrenders on the amount of the death benefit.

        Under either Option 2 or Option 3, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under either Option 2 or Option 3.

        Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

        Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

        Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

        There is an exception to your electing one of the tests. If you purchase the guaranteed minimum withdrawal benefit rider, we will automatically provide you with the guideline premium test.

        If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, so long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

        The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

        If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

        Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to a level where the required minimum death benefit becomes applicable. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

        If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

        If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page __ of your Policy. The required minimum death benefit percentage varies based on the age and sex of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, ages 40 to 99.

      -------------------------------------------------------------------
                             APPLICABLE PERCENTAGES UNDER
                             CASH VALUE ACCUMULATION TEST

      Insured
      Person's
      Attained Age   40    45    50    55    60    65    70    75    99

      %              344%  293%  252%  218%  191%  169%  152%  140%  104%
      -------------------------------------------------------------------

        If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

      -------------------------------------------------------------------
                              APPLICABLE PERCENTAGES UNDER
                                 GUIDELINE PREMIUM TEST

      Insured
      Person's
      Attained Age   40    45    50    55    60    65    70    75    95+

      %              250%  215%  185%  150%  130%  120%  115%  105%  100%
      -------------------------------------------------------------------

        Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

        Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $50,000 and at least 10% of the total must be base coverage when you purchase the Policy.

        Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value. For the same cost, the larger the amount of supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value.

        You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

        . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

        .       Supplemental coverage has no surrender charges;

        . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage;

        . We calculate the monthly guarantee premiums and age 100 monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Guarantee period benefit" on page
                29); and

        . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

        You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

        You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

Premium Payments

        Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a premium payment that is less than $50. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 30, will be allocated upon receipt to the available investment options you have chosen.

        Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 61. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

        Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 32.)

        Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

        Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Guarantee period benefit" on page 29) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

        Guarantee period benefit. Your Policy makes three benefit riders available to you that provide a "guarantee period benefit." This means that your Policy and any other benefit riders you have selected will not lapse as long as you have paid the required monthly guarantee premiums or age 100 monthly guarantee premiums that are shown on page 3 of your Policy. The more supplemental coverage you select the higher are the monthly guarantee premiums and the age 100 monthly guarantee premiums. If you pay the guarantee premiums while the rider is in force, your Policy will not lapse even if your Policy's cash surrender value has declined to zero. You cannot select any of these riders if you also select death benefit Option 3. There is no death benefit guarantee available with Option 3.

        One of these riders, called the "monthly guarantee premium rider for first 20 years," is a benefit provided to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the "guaranteed minimum withdrawal benefit rider." We issue the rider only when the Policy is issued. There is no charge associated with the rider. You may select the "monthly guarantee premium rider to age 100" or the guaranteed minimum withdrawal benefit rider only at the time we issue your Policy and you select either death benefit Option 1 or Option 2 and certain other Policy features. There is a charge for either of these riders. We will not issue the monthly guarantee premium rider for first 20 years or the monthly guarantee premium rider to age 100 if you select the guaranteed minimum withdrawal benefit rider.

        There is no difference in the calculation of Policy values and the death benefit between a Policy that has a guarantee period benefit under the monthly guarantee premium rider for first 20 years and one that does not, because the rider is free of charge. However, because there is a charge for the monthly guarantee premium rider to age 100 and the guaranteed minimum withdrawal benefit rider, Policy values are lower for a Policy that has either of these riders as opposed to one that does not.

        Some states require variations in the terms of one or more of the riders or prohibit their availability.

        The conditions and benefits of each rider are described under "Additional Benefit Riders" on page 38. Be sure to review their descriptions.

        Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

        Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

        Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at

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


the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

        . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

        . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

        Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 54.

        Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

        Under dollar cost averaging, we automatically make transfers of your accumulation value from the investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 36.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

        Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

        Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

        . dilution in the value of Fund shares underlying investment options of other Policy owners;

        . interference with the efficient management of the Fund's portfolio; and

        .       increased administrative costs.

        We have policies and procedures that require us to monitor the Policies to determine if a Policy owner requests:

        . an exchange out of a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange into that same variable investment option; or

        . exchanges into or out of the same variable investment option, other than the money market investment option, more than twice in any one calendar quarter.

        If either of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. The suspension of Policy transfer privileges will last for no more than six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

        The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

        In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

        Fund-rejected transfers. Some of the Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may reject a Policy owner's transfer request. Please read the Funds' prospectuses and supplements for information about restrictions on transfers.

Changing the Specified Amount of Insurance

        Increase in coverage. At any time while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

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


        We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge

        . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

        . applies as if we were instead issuing the same amount of base coverage as a new Platinum Investor V Policy; and

        . applies to the amount of the increase for the 10 Policy years following the increase.

        Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first five Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

        You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

        Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

        .       $50,000; and

        . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

        We will apply any decrease in coverage as of the monthly deduction day following the valuation date we receive the request.

        The decrease in coverage is applied in the following order:

        . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

        . Against the next most recent increases successively, with supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

        . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

        We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

        Change of death benefit option. You may at any time before the death of the insured person request us to change your death benefit Option from:

        Option 1 to Option 2;
        Option 2 to Option 1; or
        Option 3 to Option 1.

        No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

        . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 33. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

        . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. For the purpose of this calculation, if base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

        . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the cost of insurance rates will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

        Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 62 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

        Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of any of the guarantee period benefit riders, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly Guarantee Premium Rider for First 20 Years" on page 40, "Monthly Guarantee Premium Rider to Age 100" on page 42 and "Guaranteed Minimum Withdrawal Benefit Rider" on page 44.

No Tobacco Use Incentive

        In general, certain charges under life insurance policies are higher if the insured person uses tobacco. We provide an incentive for our insureds to quit the use of tobacco or any other products that contain nicotine. It is important to understand, therefore, that when we refer to "tobacco," we mean tobacco or any other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. See "Underwriting and premium classes" on page 55.

        The owner does not elect this feature. We provide it automatically without additional charge. Here are its terms:

        . if the insured person is in either the preferred tobacco or standard tobacco underwriting class; then

        . for the first three Policy years, the cost of insurance charges will automatically be determined as if the insured person was in the standard non-tobacco underwriting class.

        There is a separate rule for insured persons in the special tobacco underwriting class. For the first three Policy years, the standard non-tobacco rates will be adjusted to reflect the extra amount we always charge due to the health, occupation or avocation of an insured person in that class.

        If, before the end of the first three Policy years, the Owner provides us with evidence satisfactory to us that:

        . the insured person has not used tobacco in any form for the preceding 12 months; and

        . there has been no change in the insured person's health that would prevent him or her from qualifying for our standard non-tobacco underwriting class; then

        . we will continue to use standard non-tobacco cost of insurance rates (adjusted as stated above for the special non-tobacco underwriting class) starting in the fourth policy year.

        If the insured person has not met this non-tobacco use and health condition, then starting with the fourth Policy year we will assess cost of insurance charges for the preferred, standard or special tobacco underwriting class, as appropriate.

        See "Underwriting and premium classes" on page 55 for more information about our underwriting classifications.

Account Value Enhancement

        Your Policy will be eligible for an Account Value Enhancement at the end of the 16th Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we provide to your accumulation value. Here are its terms:

        . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

        . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage will range from 0.0% to 0.15% and will be reset annually.

        . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

        . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

        . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

        Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Effective Date of Policy and Related Transactions

        Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

        We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

        Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

        Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

Any premium payments we receive after our close of business are held in our general account until the next business day.

        If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

        Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

        Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

        Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

        Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

        Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

        . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

        . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

        . If you exercise your right to return your Policy described under "Free look period" on page 30 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mail it to us, the date it is postmarked; and

        . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

        Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                            ADDITIONAL BENEFIT RIDERS

Riders

        You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

        Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

        Children's Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time thereafter. You may terminate this rider at any time. If you do so, the charge will cease.

        Maturity Extension Rider. This rider gives you the option to extend the Policy's maturity date beyond what it otherwise would be, at any time before the original maturity date. Once you select this rider, if you have not already elected to extend the maturity date, we will notify you of this right 60 days before maturity. If you do not then elect to extend the maturity date before the original maturity date, the rider will terminate and the maturity date will not be extended. You have two versions of this rider from which to choose, the Accumulation Value version and the Death Benefit version. Either or both versions may not be available in your state.

        The Accumulation Value version provides for a death benefit after your original maturity date that is equal to the accumulation value on the date of the insured person's death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach your original maturity date. After your original maturity date, we will charge a monthly fee of no more than $10.

        The Death Benefit version provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount.

        We will charge you the following amounts under the death benefit version:

        . A monthly fee of no more than $30 for each $1000 of the net amount at risk. This fee begins 9 years before your original maturity date and terminates on your original maturity date; and

        . A monthly fee of no more than $10. This fee begins on your original maturity date if you exercise your right under the rider to extend your original maturity date.

        Nine years and 60 days before your original maturity date, we will notify you that you will incur these charges if you keep the rider. You will then have until your original maturity date to terminate the rider and with it, your right to extend your original maturity date. If you terminate the rider at any time within this nine year and 60 day period, there will be no further charges and you will have no remaining right to receive a benefit under the rider.

        Both versions of the rider may be added at any time to an existing Policy up until the same nine year and 60 day period before your original maturity date. In Illinois you may select either version of the rider only after we issue your Policy.

        There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond your original maturity date. We do not allow additional premium payments or changes in specified amount after your original maturity date. The only charge we continue to automatically deduct after the original maturity date is the daily charge described on page 56. Once you have exercised your right to extend your original maturity date, you cannot revoke it. The monthly fee will continue. You can, however, surrender your Policy at any time.

        Extension of the maturity date beyond the insured person's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

        Spouse Term Rider. This rider provides term life insurance on the life of the spouse of the Policy's insured person. There is a charge for this rider. This rider terminates no later than the Policy anniversary nearest the spouse's 75th birthday. You can convert this rider into any other insurance, except term, under our published rules at the time of conversion. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

        Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. There is a charge for this rider. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against the Policy. A lien is a claim by AGL against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. The cash surrender value of the Policy also will be reduced by the amount of the lien. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. You can purchase this rider at any time prior to the maturity date. You may terminate this rider at any time. If you do so, the charge will cease.

        Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). There is a charge for this rider. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy's accumulation value does not change because of monthly charges. We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age
56. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

        Monthly Guarantee Premium Rider for First 20 Years. This rider is a benefit available to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the guaranteed minimum withdrawal benefit rider. We issue the rider only when the Policy is issued. There is no charge associated with the rider. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The rider provides a guarantee, explained below, until the earlier of:

                .       The 20th Policy anniversary; or

                . The Policy anniversary nearest the insured person's 95th birthday.

        Page 3 of your Policy will specify a "Monthly Guarantee Premium." You must pay the monthly guarantee premiums to keep the rider in force.

        Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month that you are covered by the rider, we determine if the monthly guarantee premium requirement has been met, as follows:

        . if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

        . the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

        As long as you have met the monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e, lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 61.

        If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider for first 20 years will remain in force during the 61-day period that follows failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

        If the monthly guarantee premium rider for first 20 years terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee premium rider for first 20 years will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

        Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider or change premium class, we calculate a new monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

        . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's age on the effective date of the increase, and the amount of the increase.

        . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

        . For the addition or deletion of any other benefit rider except for the age 100 monthly guarantee premium rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

        . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

        The monthly guarantee premium requirement must be met each Policy month for the duration of the monthly guarantee premium rider for first 20 years, or the rider will be subject to termination. There is no additional charge for this rider.

        Monthly Guarantee Premium Rider to Age 100. This rider is available to any owner if:

                .       the owner selects the rider when the Policy is issued;

                .       the owner selects either death benefit Option 1 or 2;
                        and

                . the owner does not select the guaranteed minimum withdrawal benefit rider.

        If these conditions are met, we will issue the rider at the owner's request. This rider bears a monthly charge currently beginning with the fourth Policy year. We reserve the right to begin the charge in the first Policy year. The rider provides a guarantee, explained below, which ends no later than the Policy anniversary nearest the insured person's 100th birthday. You may later elect to terminate this rider. If you do so, the charge will cease.

        If you have selected this rider, page 3 of your Policy will specify an "Age 100 Monthly Guarantee Premium." The more supplemental coverage you select, the higher are the age 100 monthly guarantee premiums. The charge for the monthly guarantee premium rider to age 100 is based on the age of the insured person when the Policy is issued and the net amount at risk attributable to the base Policy. You must meet the age 100 monthly guarantee premium requirement each Policy month after the third Policy year in order to keep the rider in force. The monthly charge for the rider ceases when the rider terminates.

        Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month, we determine if the age 100 monthly guarantee premium requirement has been met, as follows:

        if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds the sum of all age 100 monthly guarantee premiums, beginning with the date of issue (which includes all Policy months in the first three Policy years when there is no charge for this rider) and including the age 100 monthly guarantee premium for the then-current month, then you have met the age 100 monthly guarantee premium requirement.

        So long as you have met the age 100 monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e, lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 61.

        If you do not meet the age 100 monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider to age 100 will remain in force during the 61-day period that follows failure to meet the age 100 monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

        If the monthly guarantee premium rider to age 100 terminates and the cash surrender value is insufficient, the Policy will then lapse unless:

        you pay an amount of premium sufficient to keep the Policy from lapsing; or

        the Policy remains in force on account of the monthly guarantee premium rider for first 20 years.

        However, the monthly guarantee premium rider to age 100 will not be reactivated even if you pay enough premium to keep your Policy from lapsing. The monthly charge for the rider ceases when the rider terminates.

        There is an exception to the above requirements to pay the age 100 monthly guarantee premiums. If at any time during the first three Policy years, the age 100 monthly guarantee premium requirements are not met, guarantees under this rider will not be in effect. This will not terminate the rider. Guarantees under this rider will return upon payment of all past due age 100 monthly guarantee premiums during the first three Policy years.

        Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Option, add or delete another benefit rider or change premium class, we calculate a new age 100 monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new age 100 monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

        . For increases in the specified amount, the new age 100 monthly guarantee premium is calculated based on the insured person's attained age and amount of the increase.

        . For decreases in the specified amount, the new age 100 monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the age 100 monthly guarantee premium is reduced by one-half.

        . For the addition or deletion of another benefit rider, the age 100 monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

        . For a change in premium class, the new age 100 monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

        The age 100 monthly guarantee premium requirement must be met each Policy month, beginning in the fourth Policy year, for the duration of the monthly guarantee premium rider to age 100, or the rider will be subject to termination. Once terminated, the monthly charge for the rider ceases and the rider cannot be reinstated.

        Guaranteed Minimum Withdrawal Benefit Rider. This rider provides for a guaranteed minimum withdrawal benefit upon your written request while the Policy and this rider are in force. Your request must be made during the eligibility period. The rider also provides a guarantee that your Policy will not lapse for a specified period.

        Requirements to purchase the rider - Here are the requirements you must meet in order to purchase this rider:

        . the Policy owner must purchase the rider when applying for the Policy; and

        . the Policy's insured person can be no older than attained age 60 at the time the Policy owner applies for the Policy.

        Effect on other Policy features - If you purchase this rider, we will not issue the monthly guarantee premium rider for first 20 years, and you cannot purchase the monthly guarantee premium rider to age 100. This rider is available only with death benefit Options 1 or 2. You must elect automatic rebalancing and maintain it as long as the rider is in effect. You may only elect the guideline premium test. See "Automatic rebalancing" on page 31 and "Required minimum death benefit" on page 26.

        Eligibility period - The eligibility period:

        . starts on the tenth Policy anniversary, or the Policy anniversary nearest the insured person's 65th birthday, if earlier; and

        .       ends on the Policy anniversary nearest the insured person's age
                70.

        Withdrawal period - The withdrawal period is the length of time for which we will make guaranteed minimum withdrawal benefit payments. Currently the length of the initial withdrawal period for each rider we issue is 10 years. We reserve the right to increase or decrease the length of the initial withdrawal period for each rider we issue in the future.

        The actual withdrawal period starts on the date of the first withdrawal on or after the date the eligibility period begins, but no later than on the date the eligibility period ends. The actual withdrawal period for each rider can be longer or shorter than the initial withdrawal period due to loans, partial surrenders and any applicable surrender charges.

        Guaranteed Benefit Balance - Before the withdrawal period begins and during the eligibility period, we guarantee that an amount equal to what we refer to as the Guaranteed Benefit Balance may be withdrawn over the withdrawal period. Before the first withdrawal during the eligibility period, the Guaranteed Benefit Balance will be calculated as follows:

        . we will add all premiums paid (limited in each Policy year after the first, to the amount of premium paid during the first Policy year);

                .       less all partial withdrawals;
                .       plus interest at the Accumulation Rate shown on page 3
                        of your Policy; and
                .       we will subtract the Policy loan balance; and

        . we will subtract an amount equal to the sum of the monthly guarantee premiums (described in the "Monthly guarantee period benefit" section of this rider description) from the date of issue until the current month, (but not beyond the end of the monthly guarantee period) plus interest at the Accumulation Rate shown on page 3 of your Policy.

        The monthly guarantee premium for each month in the monthly guarantee period will be added to obtain the sum described in the third bullet above, even if the monthly guarantee premium requirement has not been met. Termination of the monthly guarantee period benefit does not change the length of the monthly guarantee period in effect.

        We guarantee that an amount equal to the Guaranteed Benefit Balance immediately prior to the first withdrawal during the eligibility period may be withdrawn. The amount of each payment and the actual withdrawal period will vary, subject to:

        .       any subsequent Policy loan activity;

        .       any subsequent full or partial surrenders; and

        . any applicable surrender charges and additional charges due to partial surrenders.

        If the Guaranteed Benefit Balance is less than $500, we reserve the right to make payment over a reduced period. There is no benefit payable if the Guaranteed Benefit Balance is less than or equal to zero.

        Maximum guaranteed annual withdrawal - After the eligibility period begins, the first withdrawal results in calculation of the initial maximum annual withdrawal amount, which is:

        . the Guaranteed Benefit Balance immediately prior to the first withdrawal;

        . divided by the number of years in the initial withdrawal period (currently 10).

        Guaranteed Benefit Balance and maximum annual withdrawal amount calculations during the withdrawal period - The Guaranteed Benefit Balance will be reduced by the amount of any new loans (including loan interest), and any new withdrawals. The Guaranteed Benefit Balance will be increased by any loan repayments and any unearned loan interest. At the end of each 12-month period from the time of the first withdrawal, the maximum annual withdrawal amount for the next 12-month period will be recalculated. If the number of years remaining in the initial withdrawal period is one or more, the recalculation will be the lesser of:

        . the Guaranteed Benefit Balance at the beginning of the previous 12-month period; less withdrawals and loans made during the previous 12-month period; plus any loan repayments made during the previous 12-month period (including any unearned loan interest); divided by the number of years remaining in the initial withdrawal period;

or

        . the annual withdrawal amount in effect for the previous 12-month period.

        If the number of years remaining in the initial withdrawal period is less than one, the maximum annual withdrawal amount will be the amount in effect for the previous 12-month period until the Guaranteed Benefit Balance is zero. After the actual withdrawal period has started, premium payments will not be included in the benefit balance calculation.

        Policy surrender or maturity - If you surrender your Policy or if it matures and the Policy has a cash surrender value, you will receive:

        . The cash surrender value, at the time of surrender or maturity, in a single sum or under a payment option (see "Payment options" on page 52); plus

        . The excess of the Guaranteed Benefit Balance over the cash surrender value paid in equal amounts over the number of years remaining in the initial withdrawal period.

        If you surrender your Policy or if it matures after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time you surrender your Policy or it matures.

        Policy lapse - If your Policy lapses without any cash surrender value during the eligibility Period, you will receive the Guaranteed Benefit Balance in equal amounts over the initial withdrawal period.

        If the Policy lapses without any cash surrender value during the actual withdrawal period, you will receive the remaining Guaranteed Benefit Balance in equal amounts over the number of years remaining in the initial withdrawal period. If the Policy lapses after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time of lapse.

        Rider charge - We will deduct a daily charge at a current annual effective rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. We reserve the right to increase this charge to no more than 1.50%. We will charge you for the rider until the Policy or the rider terminates.

        Death benefit - This rider does not provide a death benefit payable in addition to the amount payable under the Policy. However, if the Policy has lapsed and at the time of death the Policy owner was receiving payments under any provision of this rider, the present value of any remaining payments will be paid to the Policy owner's beneficiary in a single sum.

        Investment option restrictions - If you purchased this rider, certain investment options are identified on page 3 of your Policy as "restricted investment options." This means that we will limit the total amount of your accumulation value less Policy loans that may be invested in restricted investment options to 30% of your Policy's total accumulation value less Policy loans. Here is an example:

        Let us say your total accumulation value is $1,000 and you have an outstanding loan of $300.

        We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in restricted investment options to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, on a monthly deduction day, the total amount invested in restricted investment options is greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement.

        Your Policy identifies the initial list of restricted investment options. We reserve the right to add or remove restricted investment options and will advise you of any changes. Our automatic rebalancing program assures that you adhere to the 30% requirement for restricted investment options. See "Automatic rebalancing" on page 31. Currently we require that you maintain automatic rebalancing on at least an annual basis. We reserve the right, however, to require that you rebalance more often than annually.

        In the event your current premium allocation designation includes an investment option which becomes unavailable, we will revise your automatic rebalancing percentages proportionally among the investment options remaining in your premium allocation designation. You may give us new automatic rebalancing instructions if you wish.

        The restricted investment options currently are:

        .       AIM VI International Growth Fund
        .       Credit Suisse Trust Small Cap Growth Portfolio
        .       Dreyfus Developing Leaders Portfolio
        .       Franklin Templeton VIP Franklin Small Cap Value Securities Fund
        .       Franklin Templeton VIP Templeton Foreign Securities Fund
        .       Janus Aspen International Growth Portfolio
        .       Janus Aspen Worldwide Growth Portfolio
        .       JPMorgan ST II Small Company Portfolio
        .       MFS(R)VIT New Discovery Series
        .       Oppenheimer Global Securities Fund/VA
        .       Putnam VT International Growth and Income Fund
        .       VALIC Company I International Equities Fund
        .       VALIC Company I Small Cap Index Fund

        Monthly guarantee period benefit - As indicated above in "Effect on other Policy features," if you purchase this rider we will not issue either of the guarantee period benefit riders. This rider, however, provides a monthly guarantee period benefit based on your payment of monthly guarantee premiums. The monthly guarantee premium for the initial specified amount and any benefit riders in force on the date of issue is shown on page 3 of your Policy. If you have purchased this rider, the "monthly guarantee premium" in your Policy refers to the monthly guarantee period benefit under this rider. There is no additional charge for this rider's monthly guarantee period benefit. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The guarantee period begins on the date of issue and ends on:

        .       the Policy anniversary nearest the insured person's attained age
                65; or

        .       the 10th Policy anniversary, if later.

        Policy months are measured from the date of issue. On the first day of each Policy month that you are covered by this rider we determine if the monthly guarantee premium requirement has been met, as follows:

                if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

        The Policy will not terminate (i.e., lapse) during the guarantee period if, on the first day of each Policy month during that period you have met the monthly guarantee premium requirement. See "Policy Lapse and Reinstatement" on page 61.

        If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The guarantee period benefit will remain in force during the 61-day period that follows the failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the guarantee period benefit from terminating. If you do not pay the amount required to keep the benefit in force by the end of the 61-day period, the guarantee period benefit will terminate and cannot be reactivated.

        If the monthly guarantee period benefit terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee period benefit will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

        Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider, increase or decrease another benefit rider, or change premium class, we calculate a new monthly guarantee premium. Except as described in "Termination," below, these changes will not affect the terms or the duration of the monthly guarantee period benefit or the rider. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center, shown under "Contact Information" on page 5 for this purpose.

        . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's attained age on the effective date of the increase, and the amount of the increase.

        . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half the monthly guarantee premium is reduced by one-half.

        . For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

        . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

        Reinstatement - If the Policy lapses, this rider may be reinstated with the Policy if benefits are not being paid under this rider at the time of lapse, subject to:

        .       evidence of insurability; and

        .       payment of the necessary premium to reinstate the Policy.

        Termination - This rider will terminate if:

        .       the Policy terminates or matures:

        . withdrawals have been taken during the eligibility period and the Guaranteed Benefit Balance has been reduced to zero;

        .       automatic rebalancing has been discontinued;

        . automatic rebalancing percentages are changed allowing for more than 30% of the Policy's total accumulation value less Policy loans to be invested in restricted investment options;

        . the insured person reaches attained age 70 and no withdrawals were taken during the eligibility period;

        .       any of the following occur after the eligibility period begins:

                .       the Policy's specified amount is increased; or
                .       the Policy's death benefit Option is changed; or
                .       any other rider is added or is terminated prior to its
                        scheduled termination date; or
                .       the Policy's premium class is changed (including a
                        change in rating);

                or

                . the Policy's specified amount is decreased for any reason other than due to a partial surrender. This includes changing the death benefit Option from Option 1 to Option 2.)

Tax Consequences of Additional Rider Benefits.

        Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page
62. You should consult a qualified tax adviser.

                               POLICY TRANSACTIONS

        The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 25. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 56.

E-Delivery, E-Service, Telephone Transactions and Written Transactions

        See page 19 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

Withdrawing Policy Investments

        Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor V Policy will have any cash surrender value during at least the first year.

        Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

        If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction in specified amount in accordance with the description found under "Changing the Specified Amount of Insurance" on page 32. We also deduct any remaining surrender charge that is associated with any portion of your Policy's base coverage.

        You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

        There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

        Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

        Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less the loan interest payable to your next Policy anniversary. These rules are not applicable in all states.

        We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

        You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

        You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

        Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

        . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

        . if less, your Policy's maximum remaining loan value at that Policy anniversary.

        We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

        . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

        .       will never exceed an annual effective rate of 4.25%.

        Because we first began offering the Policies in the year 2006, we have not yet declared a preferred loan interest rate.

        Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 100th birthday, unless you have elected the Maturity Extension Rider. See "Maturity Extension Rider," on page 39.

        Tax considerations. Please refer to "Federal Tax Considerations" on page 61 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                 POLICY PAYMENTS

Payment Options

        The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days of full surrender or the maturity date.

        The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

        The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

        .       Option 1--Equal monthly payments for a specified period of time.

        . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

        . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

        . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

        Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

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


        Interest rates that we credit under each option will be at least 2%.

        Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

        Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

        You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

        You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

        General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

        Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

        Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

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


        Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

        .       the NYSE is closed other than weekend and holiday closings;

        .       trading on the NYSE is restricted;

        . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

        .       the SEC by order so permits for the protection of Policy owners.

        Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

        Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

        . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination.

                (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

        . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

        . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

        Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

        We have the right at any time to:

        . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

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


        . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

        . end the automatic rebalancing feature if your accumulation value falls below $5,000;

        . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

        . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

        . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

        . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

        . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

        We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

        Underwriting and premium classes. We currently have nine premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

        .       Four Non-Tobacco classes: preferred plus, preferred, standard and special;
        .       Three Tobacco classes: preferred, standard and special; and
        .       Two Juvenile classes: juvenile and special juvenile.

        Various factors such as the insured person's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

        Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

        State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

        Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

        You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                            CHARGES UNDER THE POLICY

        Premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

        Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 2% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

        Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. AGL receives this charge to cover sales expenses, including commissions.

        Daily charge (mortality and expense risk fee). We will deduct a daily charge at an annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.35%, and after 20 years, to an annual effective rate of 0.00%. We guarantee these rate reductions through the Policy's first 20 years. We reserve the right after 20 years to assess up to an annual effective rate of 0.15%. Since the Policies were first offered only in the year 2006, the reduction has not yet taken effect under any outstanding Policies. Policies issued in Maryland refer to this charge as an "account value charge." AGL receives this charge to pay for our mortality and expense risks.

        Flat monthly charge. We will deduct $6 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $6. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

        Monthly charge per $1,000 of base coverage. The Policies have a monthly expense per $1,000 of specified amount which will be deducted during the first five Policy years and during the first five years following any increase in specified amount. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's specified amount. (We describe your specified amount under "Your specified amount of insurance" on page 25.) This charge can range from a maximum of $1.61 for each $1000 of specified amount to a minimum of $0.05 for each $1000 of specified amount. The representative charge (referred to as "Example" in the Tables of Charges on page 14) is $0.18 for each $1000 of specified amount. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for the First Five Years." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

        Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

        . greater amounts at risk result in a higher monthly insurance charge; and

        . higher cost of insurance rates also result in a higher monthly insurance charge.

        Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

        Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

        In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

        Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

        AGL receives this charge to fund the death benefits we pay under the Policies.

        Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charge for the guaranteed minimum withdrawal benefit rider, however, will be assessed daily. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer are accidental death benefit rider, children's insurance benefit rider, two versions of maturity extension rider, spouse term rider, terminal illness rider, waiver of monthly deduction rider, two versions of guarantee period benefit rider and guaranteed minimum withdrawal benefit rider. The riders are described beginning on page 38, under "Additional Benefit Riders." The specific charges for any riders you choose are shown on page __ of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

        Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

        The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. Your Policy's surrender charge will be found in the table beginning on page 3 of the Policy. As shown in the Tables of Charges on page 11 the maximum surrender charge is $49 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $3 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge (referred to as "Example" in the Tables of Charges) is $16 per $1,000 of base coverage (or any increase in the base coverage).

        The surrender charge decreases on an annual basis until, in the eleventh year, it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

        The following chart illustrates how the surrender charge declines over the first 10 Policy years. The chart is for a 38 year old male, who is the same person to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.

--------------------------------------------------------------------------------
                      Surrender Charge for a 38 Year Old Male
--------------------------------------------------------------------------------
 Policy Year      1     2     3     4     5    6     7     8     9    10    11
--------------------------------------------------------------------------------
 Surrender       $ 16  $ 16  $ 16  $ 14  $ 12 $ 10  $ 8   $ 6   $ 4   $ 2   $ 0
 Charge
 Per $1,000 of
 Base Coverage
--------------------------------------------------------------------------------

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


        We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 50 and "Change of death benefit option" beginning on page 34.

        For those Policies that lapse in the first 10 Policy years, AGL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher premiums and higher charges, including higher surrender charges. The older and the greater health risk the insured person is when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the insured person's age, sex and premium class to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

        Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

        Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

        Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

        Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 51.

        Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 17. All maximum guaranteed charges also appear in your Policy.

        For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 60.

        Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

        Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

        . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

        . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

        . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

        . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

        The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

        General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

        Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

                               ACCUMULATION VALUE

        Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 56 under "Premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 21 of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

        Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 56 under "Charges Under the Policy."

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


        You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

        We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 59. The "daily charge" described on page 56 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

        Policies are "non-participating." You will not be entitled to any dividends from AGL.

                         POLICY LAPSE AND REINSTATEMENT

        While either of the guarantee period benefit riders (discussed on page 40 under "Monthly Guarantee Premium Rider for First 20 Years" and on page 42 under "Monthly Guarantee Premium Rider to Age 100") or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider (discussed on page 44 under "Guaranteed Minimum Withdrawal Benefit Rider") is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums or the age 100 monthly guarantee premiums, depending on which rider you have in force. You cannot reinstate the monthly guarantee premium rider for first 20 years, the monthly guarantee premium rider to age 100 or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider once coverage expires or terminates for any reason. After these riders expire or terminate, if your Policy's cash surrender value (the Policy's accumulation value less Policy loans and loan interest during the first five Policy years) falls to an amount insufficient to cover the monthly charges, we will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                           FEDERAL TAX CONSIDERATIONS

        Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

        Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

        This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

        General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

        . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

        . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

        The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

        Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

        If, at any time during the first seven Policy years:

        .       you have paid a cumulative amount of premiums;

        . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

        . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

        then your Policy will be a modified endowment contract.

        Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

        If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

        We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

        A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

        Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

        Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

        Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

        After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

        On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

        Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

        . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

        . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

        . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

        For modified endowment contracts, your basis:

        .       is similar to the basis described above for other policies; and

        . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

        A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

        .       to taxpayers 59 1/2years of age or older;

        .       in the case of a disability (as defined in the Code); or

        . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

        If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

        Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

        Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

        Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

        The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

        Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes. The federal estate tax is integrated with the federal gift tax under a unified rate schedule.

        The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $1.5 million for decedents dying in 2005. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

        As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1.5 million in 2005. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

        The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

        Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

        In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

        In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

        Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

        Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

        The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-4.

        There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

        Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

        ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

        Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

        We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

        Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

        When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

        In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

        Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                                LEGAL PROCEEDINGS

        AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

        The principal underwriter and distributor of the Policies, American General Equity Services Corporation ("AGESC"), offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

                              FINANCIAL STATEMENTS

        The Financial Statements of AGL and American Home can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019, or call us at 1-800-340-2765.

        This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                       INDEX OF SPECIAL WORDS AND PHRASES

                                                                        Page to
                                                                    See in this
Defined Term                                                         Prospectus
------------                                                        -----------
accumulation value ....................................................    8
Administrative Center .................................................    5
age 100 monthly guarantee premium .....................................   42
automatic rebalancing .................................................   31
basis .................................................................   63
beneficiary ...........................................................   53
cash surrender value ..................................................    7
cash value accumulation test ..........................................   26
close of business .....................................................   36
Code ..................................................................   38
Contact Information ...................................................    5
cost of insurance rates ...............................................   57
daily charge ..........................................................   56
date of issue .........................................................   37
death benefit .........................................................    6
dollar cost averaging .................................................   31
Fixed Account .........................................................   24
full surrender ........................................................    7
Fund, Funds ...........................................................    6
grace period ..........................................................    9
guarantee period benefit ..............................................   29
Guaranteed Benefit Balance ............................................   44
guideline premium test ................................................   26
insured person ........................................................    1
investment options ....................................................   60
lapse .................................................................    9
loan (see "Policy loans" in this Index) ...............................    7
loan interest .........................................................   59
maturity date .........................................................   52
modified endowment contract ...........................................   62
monthly deduction day .................................................   37
monthly guarantee premiums ............................................    9

                       INDEX OF SPECIAL WORDS AND PHRASES

                                                                        Page to
                                                                    See in this
Defined Term                                                         Prospectus
------------                                                        -----------
monthly insurance charge ..............................................   57
net amount at risk ....................................................   13
Option 1, Option 2, Option 3 ..........................................    6
partial surrender .....................................................   50
payment options .......................................................   52
planned periodic premiums .............................................   29
Policy loans ..........................................................   51
Policy months .........................................................   37
Policy year ...........................................................   37
preferred loan ........................................................   51
premium class .........................................................   55
premium payments ......................................................   29
reinstate, reinstatement ..............................................   61
required minimum death benefit ........................................   26
required minimum death benefit percentage .............................   27
Separate Account VL-R .................................................   18
seven-pay test ........................................................   62
specified amount ......................................................   25
surrender .............................................................    9
transfers .............................................................   30
valuation date ........................................................   36
valuation period ......................................................   36
variable investment options ...........................................   21

LOGO [AIG AMERICAN GENERAL]

For additional information about the Platinum Investor(R) V Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated May 2, 2005. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019 or call us at 1-800-340-2765. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the Platinum Investor V Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

Policies issued by:
American General Life Insurance Company
A member company of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Platinum Investor V Flexible Premium Variable
Life Insurance
Policy Form Number 05604

Not available in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
A member company of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company ("AGL") are solely its responsibility. AGL is responsible for its own financial condition and contractual obligations. AGL does not solicit business in the state of New York. The Policies are not available in all states.

(C) 2005 American International Group, Inc. All rights reserved. ICA File No. 811-08561

TEXT BOX [For E-Service and E-Delivery, or to view and print Policy or Fund prospectuses visit us at www.aigag.com]

TEXT BOX [IMSA LOGO INSURANCE MARKETPLACE STANDARDS ASSOCIATION
     Membership in IMSA applies only to American General Life Insurance Company and not to its products.]

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VL-R

                             PLATINUM INVESTOR(R) V

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                                    ISSUED BY

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                          VUL ADMINISTRATION DEPARTMENT

                    P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

   TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5258

                       STATEMENT OF ADDITIONAL INFORMATION

                                DATED _____, 2005

        This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated _____, 2005, describing the Platinum Investor V flexible premium variable life insurance policies (the "Policy" or "Policies"). The Policy prospectus sets forth information that a prospective investor should know before investing. For a copy of the Policy prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Terms used in this SAI have the same meanings as are defined in the Policy prospectus.

                                TABLE OF CONTENTS

GENERAL INFORMATION......................................................... 3

   AGL...................................................................... 3
   Separate Account VL-R.................................................... 3
   American Home Assurance Company.......................................... 3

SERVICES.................................................................... 4

DISTRIBUTION OF THE POLICIES................................................ 4

PERFORMANCE INFORMATION..................................................... 6

ADDITIONAL INFORMATION ABOUT THE POLICIES................................... 6

      Gender neutral policies............................................... 6
      Cost of insurance rates............................................... 7
      Certain arrangements.................................................. 7
   More About the Fixed Account............................................. 7
      Our general account................................................... 7
      How we declare interest............................................... 7
   Adjustments to Death Benefit............................................. 7
      Suicide............................................................... 7
      Wrong age or gender................................................... 8
      Death during grace period............................................. 8

ACTUARIAL EXPERT............................................................ 8

MATERIAL CONFLICTS.......................................................... 8

FINANCIAL STATEMENTS........................................................ 9

   Separate Account Financial Statements.................................... 9
   AGL Financial Statements................................................. 9
   American Home Financial Statements....................................... 9
   Index to Financial Statements............................................ 9

                               GENERAL INFORMATION

AGL

        We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

        AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

        We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

        For record keeping and financial reporting purposes, Separate Account VL-R is divided into 63 separate "divisions," 50 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 50 divisions and the remaining 13 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

        The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

American Home Assurance Company

        American Home Assurance Company ("American Home") is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is a wholly owned subsidiary of American International Group, Inc. and an affiliate of AGL.

                                    SERVICES

        AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2004, 2003 and 2002, AGL paid AGLC for these services $329,659,308, $299,019,857 and $99,267,147, respectively. Services provided in
2003 increased substantially over previous years.

        We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                          DISTRIBUTION OF THE POLICIES

        American General Equity Services Corporation ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

        The Policies are offered on a continuous basis.

        We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

        We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

        . 90% of the premiums received in the first Policy year up to a "target premium";

        . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

        . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

        . 0.25% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

        . 0.15% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

        . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

        . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

        At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 115% of the premiums we receive in the first Policy year.

        The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

        If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

        The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

        We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

        We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                             PERFORMANCE INFORMATION

        From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

        We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

        We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

        Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer Platinum Investor V Policies on both a gender-neutral and a sex-distinct basis.

        Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

        Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

        Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

        How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 3%.

        Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

        Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

        A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

        Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

        Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                                ACTUARIAL EXPERT

        Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

[EXHIBIT TO BE FILED BY AMENDMENT]

                               MATERIAL CONFLICTS

        We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

        .       state insurance law or federal income tax law changes;

        .       investment management of an investment portfolio changes; or

        . voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

        The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

        If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

        When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

        Under the Investment Company Act of 1940, we must get your approval for certain actions involving our Separate Account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options not credited to Policies in the same proportion as votes cast by owners.

                              FINANCIAL STATEMENTS

        In 2002, due to AIG's acquisition of AGL and its affiliated companies, AGL changed its independent auditor from Ernst & Young LLP, located at 1401 McKinney Street, Suite 1200, 5 Houston Center, Houston, Texas 77010 to PricewaterhouseCoopers LLP ("PwC") located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678. AIG has been using PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

        We have not included any Separate Account financial statements in this SAI because as of December 31, 2004, none of the assets of the Separate Account were attributable to the Policies.

AGL Financial Statements

        The consolidated balance sheets of AGL as of December 31, 2004 and 2003 and the related statements of income, shareholder's equity, comprehensive income and cash flows for the three years ended December 31, 2004, appear elsewhere herein, in reliance on the reports of PwC, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

American Home Financial Statements

        The statutory statement of admitted assets, liabilities, capital and surplus of American Home as of December 31, 2004, and the related statutory statements of income and changes in capital and surplus and of cash flow for the year then ended appear elsewhere herein, in reliance on the report (which contains an explanatory paragraph relating to American Home's adjustment to unassigned surplus at January 1, 2004) of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Index to Financial Statements

[FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

        You should consider the financial statements of AGL that we include in this SAI primarily as bearing on the ability of AGL to meet its obligations under the Policies.

        You should only consider the financial statements of American Home that we include in this SAI as bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee.

I.      AGL 2004 Consolidated Financial Statements                   Page
        ------------------------------------------                   ----

Report of PricewaterhouseCoopers LLP, Independent Registered Public
        Accounting Firm............................................. F - 1
Consolidated Balance Sheets as of December 31, 2004 and 2003........ F - 2
Consolidated Statements of Income for the years ended December 31,
        2004, 2003 and 2002......................................... F - 4
Consolidated Statements of Shareholder's Equity for the years ended
        December 31, 2004, 2003 and 2002............................ F - 5
Consolidated Statements of Comprehensive Income for the years ended
        December 31, 2004, 2003 and 2002............................ F - 6
Consolidated Statements of Cash Flows for the years ended
        December 31, 2004, 2003 and 2002............................ F - 7
Notes to Consolidated Financial Statements.......................... F - 9

II.     American Home December 31, 2004 Financial Statements
         (Statutory Basis)                                           Page
        ----------------------------------------------------         ----

Report of PricewaterhouseCoopers LLP, Independent Auditors..........  1
Statement of Admitted Assets, Liabilities, Capital and Surplus
        (Statutory Basis) as of December 31, 2004 ..................  3
Statement of Operations and Capital and Surplus Account
        (Statutory Basis) for the year ended December 31, 2004......  5
Statement of Cash Flow (Statutory Basis) for the year ended
        December 31, 2004...........................................  6
Notes to Statutory Basis Financial Statements.......................  7

                            PART C: OTHER INFORMATION

Item 26. Exhibits

(a)       Board of Directors Resolution.

          (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b)       Custodian Agreements.         Inapplicable.

(c)       Underwriting Contracts.

          (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (26)

          (2)       Form of Selling Group Agreement. (27)

          (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)       Contracts.

          (1) Specimen form of the "Platinum Investor(R) V" Flexible Premium Variable Life Insurance Policy, Policy Form No. 05604. (Filed herewith)

          (2) Specimen form of Monthly Guarantee Premium Rider for First 20 Years, Form No. 04720. (25)

          (3) Specimen form of Monthly Guarantee Premium Rider to Age 100, Form No. 04700. (25)

          (4) Specimen form of Extension of Maturity Date Rider, Accumulation Value version, Form No. 99110. (29)

          (5) Specimen form of Extension of Maturity Date Rider, Death Benefit version, Form No. 99111. (29)

          (6) Specimen form of Guaranteed Minimum Withdrawal Benefit Rider, Form No. 05270. (Filed herewith)

(e)       Applications.

          (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565- 2003. (Filed herewith)

          (2) Specimen form of Life Insurance Application - Part B, Form No. AGLC 100566- 2003. (24)

          (3) Form of Variable Universal Life Insurance Supplemental Application, Form No. _________. (To be filed by amendment)

          (4) Form of Service Request Form, Form No. _________. (To be filed by amendment)

          (5) Form of Cash Disbursement Request Form, Form No. AGLC 0109 Rev0103. (To be filed by amendment)

          (6) Form of Assignment Form, Form No. AGLC 0205 Rev0103. (To be filed by amendment)

          (7) Form of Electronic Funds Authorization Form, Form No. AGLC 0220 Rev0103. (To be filed by amendment)

          (8) Form of Name and Address Change Form, Form No. AGLC 0222 Rev0103. (To be filed by amendment)

          (9) Form of Request for Change of Ownership on a Life Insurance Policy Form, Form No. VUL 0013 Rev1202. (To be filed by amendment)

          (10) Form of Request for Full Cash Surrender Value Form, Form No. VUL 0015 Rev1202. (To be filed by amendment)

          (11) Form of Change of Beneficiary Form, Form No. VUL 0016 Rev1202. (To be filed by amendment)

          (12) Specimen form of Limited Temporary Life Insurance Application, Form No. AGLC101431-2005. (Filed herewith)

(f)       Depositor's Certificate of Incorporation and By-Laws.

          (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991.
                    (2)

          (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g)       Reinsurance Contracts.        Inapplicable.

(h)       Participation Agreements.

          (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

          (1)(b) Form of Amendment Four to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (17)

          (1)(c) Form of Amendment Six to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (28)

          (1)(d) Form of Amendment Eight to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (25)

          (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (16)

          (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (15)

          (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (31)

          (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (19)

          (5)(a) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

          (5)(b) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

          (6)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (19)

          (6)(b) Form of Amendment No. 3 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

          (6)(c) Form of Amendment No. 5 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

          (7)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (19)

          (7)(b) Form of Amendment No. 3 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

          (7)(c) Form of Amendment No. 5 to the Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

          (8)(a) Form of Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company.
                    (16)

          (8)(b) Form of Amendment No. 2 to the Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (25)

          (9)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (30)

          (9)(b) Form of Amendment to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of January 1, 2005. (25)

          (10)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (19)

          (10)(b) Form of Amendment No. 4 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (25)

          (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (11)(b) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (19)

          (11)(c) Form of Amendment Ten to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (25)

          (12)(a) Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP., Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (9)

          (12)(b) Amendment Number 1 to Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (11)

          (12)(c) Form of Amendment Seven to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Securities Incorporated. (17)

          (12)(d) Form of Amendment Ten to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Distributors, Inc.
                    (23)

          (12)(e) Form of Amendment Twelve to Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Van Kampen Funds, Inc., The Universal Institutional Funds, Inc., and Morgan Stanley Investment Management, Inc. (25)

          (13)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (15)

          (14)(a) Form of Assignment and Modification Agreement by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (15)

          (15)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (21)

          (15)(b) Form of Amendment No. 1 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (16)

          (15)(c) Form of Amendment No. 2 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (31)

          (16)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (19)

          (17)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (18)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company.
                    (20)

          (18)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (31)

          (18)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (25)

          (19)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

          (19)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

          (19)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (19)

          (19)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (17)

          (19)(e) Form of Amendment Five to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (25)

          (20)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

          (20)(b) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (20)(c) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (17)

          (20)(d) Form of Amendment Nine to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (23)

          (20)(e) Form of Amendment Ten to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (25)

          (21)(a) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (19)

          (21)(b) Form of Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (31)

          (22)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (31)

          (23)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (16)

          (24)(a) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

          (25)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (19)

          (26)(a) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

          (26)(b) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of December 1, 1998. (4)

          (27)(a) Form of Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective October 1, 2002. (16)

          (28)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (19)

          (29)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (12)

          (29)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (22)

          (29)(c) Form of Amendment No. 3 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of July 30, 2004.
                    (30)

          (29)(d) Form of Amendment No. 4 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, dated as of January 1, 2005. (25)

          (30)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (19)

          (31)(a) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (14)

          (31)(b) Form of Amendment No. 2 to Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Investment Management, Inc. (25)

          (32)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (15)

          (33)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and
                    OppenheimerFunds, Inc. (21)

          (33)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (16)

          (33)(c) Form of Amendment No. 2 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (31)

          (34)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (19)

          (35)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (19)

          (36)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company. (20)

          (36)(b) Form of Amendment No. 2 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (25)

          (37)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000 (21)

          (37)(b) Form of Amendment No. 1 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company, dated November 1, 2001. (18)

          (37)(c) Form of Amendment No. 4 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (25)

          (38)(a) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust
                    II. (19)

          (38)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (16)

          (39)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank, effective May 1, 2003. (16)

          (40)(a) Form of Indemnification Letter Agreement by and between J.P. Morgan Investment Management Inc. and American General Life Insurance Company. (31)

(i)       Administrative Contracts.

          (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          (2)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company. (13)

          (2)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (13)

          (2)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (13)

          (2)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (13)

          (2)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (13)

          (2)(f) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (13)

          (2)(g) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (31)

(j)       Other Material Contracts.

          (1) General Guarantee Agreement from American Home Assurance Company on behalf of American General Life Insurance Company.
                  (3)

(k)       Legal Opinions.

          (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (To be filed by amendment)

          (2) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (To be filed by amendment)

(l)       Actuarial Opinion.

          (1) Opinion and Consent of American General Life Insurance Company's actuary. (To be filed by amendment)

(m)       Calculation.        None

(n)       Other Opinions.

          (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (To be filed by amendment)

(o)       Omitted Financial Statements. None

(p)       Initial Capital Agreements. None

(q)       Redeemability Exemption.

          (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (31)

(r)       Powers of Attorney.

          (1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the following persons in their capacities as directors and, where applicable, officers of American Home Assurance Company: Messrs. Moor, Doyle, Schimek, Aidinoff, Bensinger, Hayman, Herzog, Lewis, Neuger, Patrikis, Sandler, Tyler and Walsh. (To be filed by amendment)

----------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 033-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on August 25, 1999.

(12) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(13) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(14) Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 12, 2000.

(15) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(17) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(18) Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on February 10, 2003.

(19) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(20) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(21) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(22) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(23) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on January 23, 2003.

(24) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 109613) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2003.

(25) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(26) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(27) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(28) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(29) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 118318) of American General Life Insurance Company Separate Account VL-R filed on August 18, 2004.

(30) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(31) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

Item 27.  Directors and Officers of the Depositor

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Rodney O. Martin, Jr.         Director, Chairman of the Board of Directors,
2929 Allen Parkway            President and Chief Executive Officer
Houston, TX 77019

M. Bernard Aidinoff           Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

David J. Dietz                Director and Chairman-Affluent & Corporate Markets
830 Third Avenue              Profit Center
New York, NY 10022

David L. Herzog               Director
70 Pine Street
New York, NY 10270

Richard A. Hollar             Director, President-Life Brokerage Profit Center
750 West Virginia Street      and Chief Executive Officer-Life Brokerage Profit
Milwaukee, WI 53204           Center

Royce G. Imhoff, II           Director, President-Affluent & Corporate Markets
2929 Allen Parkway            Profit Center and Chief Executive Officer-
Houston, TX 77019             Affluent & Corporate Markets Profit Center

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Gary D. Reddick               Director, Executive Vice President and Chief
2929 Allen Parkway            Administrative Officer
Houston, TX 77019

Christopher J. Swift          Director, Executive Vice President and Chief
2929 Allen Parkway            Financial Officer
Houston, TX 77019

James W. Weakley              Director, President-Group Benefits & Financial
2929 Allen Parkway            Institutions, and AIG Workplace Solutions Profit
Houston, TX 77019             Center and Chief Executive Officer-Group Benefits
                              & Financial Institutions, and Workplace
                              Solutions Profit Center

Thomas L. Booker              President-Annuity Profit Center
2727 Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien           President-Agency Building Profit Center
2727 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

David R. Armstrong            Executive Vice President
3600 Route 66
Neptune, NJ 07754

Rebecca G. Campbell           Executive Vice President, Human Resources
2929 Allen Parkway
Houston, TX 77019

Steven D. Anderson            Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Stephen A. Appleyard          Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Erik A. Baden                 Senior Vice President, SPIA
2727 Allen Parkway
Houston, TX 77019

Wayne A. Barnard              Senior Vice President, Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein           Senior Vice President and Chief Appointed
2727-A Allen Parkway          Actuary
Houston, TX 77019

Jeffrey H. Carlson            Senior Vice President and Chief Information
2727 Allen Parkway            Officer
Houston, TX 77019

James A. Galli                Senior Vice President and Chief Business
830 Third Avenue              Development Officer
New York, NY 10022

William F. Guterding          Senior Vice President
830 Third Avenue
New York, NY 10022

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Robert F. Herbert, Jr.        Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Israel             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings              Senior Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Simon J. Leech                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major                 Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

John W. Penko                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

A. Hasan Qureshi              Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Dennis H. Roberts             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Richard C. Schuettner         Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

James P. Sennett              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

James P. Steele               Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Robert E. Steele              Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Dan E. Trudan                 Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Frederic R. Yopps             Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Steven E. Zimmerman           Senior Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Edward F. Bacon               Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Joan M. Bartel                Vice President
2727 Allen Parkway
Houston, TX 77019

Paul Bell, III                Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

Michael B. Boesen             Vice President
2727-A Allen Parkway
Houston, TX 77019

James B. Brown                Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield          Vice President
3600 Route 66
Neptune, NJ 07754

Michael Candy                 Vice President
2929 Allen Parkway
Houston, TX 77019

Robert W. Chesner             Vice President
2929 Allen Parkway
Houston, TX 77019

Valerie A. Childrey           Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs                Vice President
2727 Allen Parkway
Houston, TX 77019

Robert M. Cicchi              Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Steven A. Dmytrack            Vice President
2929 Allen Parkway
Houston, TX 77019

Elizabeth Dobbs               Vice President
2727 Allen Parkway
Houston, TX 77019

Douglas M. Donnenfield        Vice President
750 West Virginia Street
Milwaukee, WI 53204

Timothy M. Donovan            Vice President
2727 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi           Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Patrick Froze                 Vice President
750 West Virginia Street
Milwaukee, WI 53204

Brad J. Gabel                 Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.     Vice President
2727 Allen Parkway
Houston, TX 77019

Lisa Gerhart                  Vice President
2727 Allen Parkway
Houston, TX 77019

Richard L. Gravette           Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Kenneth J. Griesemer          Vice President
6363 Forest Park Road
Dallas, TX 75235

Daniel J. Gutenberger         Vice President and Medical Director
70 Pine Street
New York, NY 10270

Joel H. Hammer                Vice President
1 Chase Manhattan Place
New York, NY 10005

John Harmeling                Vice President
2929 Allen Parkway
Houston, Texas 77019

Craig H. Harrel               Vice President
2929 Allen Parkway
Houston, TX 77019

D. Leigh Harrington           Vice President
2727 Allen Parkway
Houston, TX 77019

Bradley Harris                Vice President
2727 Allen Parkway
Houston, TX 77019

Michael Harrison              Vice President, Annuity Product Management
2727 Allen Parkway
Houston, TX 77019

Neal C. Hasty                 Vice President
6363 Forest Park Road
Dallas, TX 75235

Keith C. Honig                Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Stephen D. Howard             Vice President
2929 Allen Parkway
Houston, TX 77019

Janna M. Hubble               Vice President
2929 Allen Parkway
Houston, TX 77019

Walter P. Irby                Vice President
2727 Allen Parkway
Houston, TX 77019

Sharla A. Jackson             Vice President
205 E. 10th Street
Amarillo, TX 79101

David S. Jorgensen            Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen C. Kennedy            Vice President
750 West Virginia Street
Milwaukee, WI 53204

Gary J. Kleinman              Vice President and Real Estate Investment Officer
1 Chase Manhattan Place
New York, NY 10005

Charles L. Levy               Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Linda Lewis                   Vice President
6363 Forest Park Road
Dallas, TX 75235

Robert J. Ley                 Vice President
70 Pine Street
New York, NY 10270

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Jerry L. Livers               Vice President
2727 Allen Parkway
Houston, TX 77019

Gwendolyn J. Mallett          Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask                 Vice President, Real Estate Investment Officer and
2727 Allen Parkway            Assistant Secretary
Houston, TX 77019

Gordon S. Massie              Vice President
2929 Allen Parkway
Houston, TX 77019

Melvin C. McFall              Vice President
2727 Allen Parkway
Houston, TX 77019

Richard D. McFarland          Vice President
2727 Allen Parkway
Houston, TX 77019

Beverly A. Meyer              Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael            Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio                 Vice President
2727 Allen Parkway
Houston, TX 77019

Sylvia A. Miller              Vice President
#1 Franklin Square
Springfield, IL 62713

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Alex N. Moral                 Vice President
2727 Allen Parkway
Houston, TX 77019

Alberto Murguia               Vice President
2727 Allen Parkway
Houston, TX 77019

Michael R. Murphy             Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli               Vice President
2727 Allen Parkway
Houston, TX 77019

Carl T. Nichols               Vice President and Medical Director
205 E. 10th Street
Amarillo, TX 79101

Deanna D. Osmonson            Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.          Vice President, Real Estate Investment Officer and
2929 Allen Parkway            Assistant Secretary
Houston, TX 77019

Lori J. Payne                 Vice President
2727 Allen Parkway
Houston, TX 77019

Kirsten M. Pedersen           Vice President
2929 Allen Parkway
Houston, TX 77019

Cathy A. Percival             Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Rodney E. Rishel              Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins                 Vice President
175 Water Street
New York, NY 10038

Walter J. Rucecki, Jr.        Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben            Vice President
#1 Franklin Square
Springfield, IL 62713

Robert C. Sage                Vice President
2727 Allen Parkway
Houston, TX 77019

Kristin Sather                Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott              Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

Tom L. Scott                  Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                Vice President and Tax Officer
2929 Allen Parkway
Houston, TX 77019

Gregory R. Thornton           Vice President
#1 Franklin Square
Springfield, IL 62713

Name and Principal            Positions and Offices with Depositor
Business Address              American General Life Insurance Company
------------------            --------------------------------------------------

Veronica Torralba             Vice President
2929 Allen Parkway
Houston, TX 77019

J. Alan Vale                  Vice President
2929 Allen Parkway
Houston, TX 77019

Christian D. Weiss            Vice President
#1 Franklin Square
Springfield, IL 62713

Timothy White                 Vice President
2929 Allen Parkway
Houston, TX 77019

Cynthia P. Wieties            Vice President
2727 Allen Parkway
Houston, TX 77019

Bridgette Wilson              Vice President, New Business
#1 Franklin Square
Springfield, IL 62713

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-05- 006884, filed May 31, 2005.

                                               SUBSIDIARIES OF AIG
                                                                                                          Percentage
                                                                                                           of Voting
                                                                                                          Securities
                                                                                    Jurisdiction of     Owned by its
                                                                                      Incorporation        Immediate
                                                                                    or Organization      Parent/(2)/

American International Group, Inc./(1)/ .................................................. Delaware ................ /(3)/
     AIG Aviation, Inc. ................................................................... Georgia ............ 100
     AIG Bulgaria Insurance and Reinsurance Company EAD .................................. Bulgaria ............ 100
     AIG Capital Corporation ............................................................. Delaware ............ 100
         AIG Consumer Finance Group, Inc. ................................................ Delaware ............ 100
              AIG Bank Polska S.A. ......................................................... Poland .......... 97.23
              AIG Credit S.A. .............................................................. Poland ............. 80
              Compania Financiera Argentina S.A. ........................................ Argentina ........... 92.7
         AIG Finance Holdings, Inc. ...................................................... New York ............ 100
              AIG Finance (Hong Kong) Limited ........................................... Hong Kong ............ 100
         AIG Global Asset Management Holdings Corp. ...................................... Delaware ............ 100
              AIG Asset Management Services, Inc. ........................................ Delaware ............ 100
                  Brazos Capital Management, L.P. ........................................ Delaware ............. 92
              AIG Capital Partners, Inc. ................................................. Delaware ............ 100
              AIG Equity Sales Corp. ..................................................... New York ............ 100
              AIG Global Investment Corp. .............................................. New Jersey ............ 100
         International Lease Finance Corporation ....................................... California .......... 64.85 /(4)/
         AIG Global Real Estate Investment Corp. ......................................... Delaware ............ 100
     AIG Credit Corp. .................................................................... Delaware ............ 100
         A.I. Credit Corp. .......................................................... New Hampshire ............ 100
         Imperial Premium Finance, Inc. ................................................ California ............ 100
         Imperial Premium Finance, Inc. .................................................. Delaware ............ 100
     AIG Egypt Insurance Company, S.A.E. .................................................... Egypt .......... 89.98
     AIG Federal Savings Bank ............................................................ Delaware ............ 100
     AIG Financial Advisor Services, Inc. ................................................ Delaware ............ 100
         AIG Financial Advisor Services (Europe), S.A. ................................. Luxembourg ............ 100
     AIG Financial Products Corp. ........................................................ Delaware ............ 100
         AIG Matched Funding Corp. ....................................................... Delaware ............ 100
         Banque AIG ........................................................................ France ............. 90 /(5)/
     AIG Funding, Inc. ................................................................... Delaware ............ 100
     AIG Global Trade & Political Risk Insurance Company ............................... New Jersey ............ 100
     A.I.G. Golden Insurance Ltd. .......................................................... Israel .......... 50.01
     AIG Life Insurance Company .......................................................... Delaware ............. 79 /(6)/
     AIG Life Insurance Company of Canada .................................................. Canada ............ 100
     AIG Life Insurance Company of Puerto Rico ........................................ Puerto Rico ............ 100
     AIG Liquidity Corp. ................................................................. Delaware ............ 100
     AIG Marketing, Inc. ................................................................. Delaware ............ 100
     AIG Memsa, Inc. ..................................................................... Delaware ............ 100 /(7)/
         Tata AIG General Insurance Company Limited ......................................... India ............. 26
     AIG Private Bank Ltd ............................................................. Switzerland ............ 100
     AIG Retirement Services, Inc. ....................................................... Delaware ............ 100 /(8)/
         SunAmerica Life Insurance Company ................................................ Arizona ............ 100
              SunAmerica Investments, Inc. ................................................ Georgia ............. 70 /(9)/
                  AIG Advisor Group, Inc. ................................................ Maryland ............ 100
                      Advantage Capital Corporation ...................................... New York ............ 100

                                               SUBSIDIARIES OF AIG
                                                                                                          Percentage
                                                                                                           of Voting
                                                                                                          Securities
                                                                                    Jurisdiction of     Owned by its
                                                                                      Incorporation        Immediate
                                                                                    or Organization      Parent/(2)/

                      FSC Securities Corporation ......................................... Delaware ............ 100
                      Royal Alliance Associates, Inc. .................................... Delaware ............ 100
                      Sentra Securities Corporation .................................... California ............ 100
                      Spelman & Co., Inc. .............................................. California ............ 100
                      SunAmerica Securities, Inc. ........................................ Delaware ............ 100
                  AIG SunAmerica Life Assurance Company ................................... Arizona ............ 100 /(10)/
                      AIG SunAmerica Asset Management Corp. .............................. Delaware ............ 100
                           AIG SunAmerica Capital Services. Inc. ......................... Delaware ............ 100
                  First SunAmerica Life Insurance Company ................................ New York ............ 100
     AIG Risk Management, Inc. ........................................................... New York ............ 100
     AIG Technologies, Inc. ......................................................... New Hampshire ............ 100
     AIGTI, Inc. ......................................................................... Delaware ............ 100
     AIG Trading Group Inc. .............................................................. Delaware ............ 100
         AIG International, Inc. ......................................................... Delaware ............ 100
     AIU Insurance Company ............................................................... New York ............. 52 /(11)/
     AIU North America, Inc. ............................................................. New York ............ 100
     American General Corporation ........................................................... Texas ............ 100
         American General Bancassurance Services, Inc. ................................... Illinois ............ 100
         AGC Life Insurance Company ...................................................... Missouri ............ 100
              AIG Assurance Canada ......................................................... Canada ............ 100 /(7)/
              AIG Life of Bermuda, Ltd. ................................................... Bermuda ............ 100
              American General Life and Accident Insurance Company ...................... Tennessee ............ 100
              American General Life Insurance Company ....................................... Texas ............ 100
                  American General Annuity Service Corporation .............................. Texas ............ 100
                  AIG Enterprise Services, LLC ........................................... Delaware ............ 100
                  American General Equity Services Corporation ........................... Delaware ............ 100
                  American General Life Companies, LLC ................................... Delaware ............ 100
                  The Variable Annuity Life Insurance Company ............................... Texas ............ 100
                      VALIC Retirement Services Company ..................................... Texas ............ 100
                      VALIC Trust Company ................................................... Texas ............ 100
              American General Property Insurance Company ............................... Tennessee .......... 51.85 /(12)/
                  American General Property Insurance Company of Florida .................. Florida ............ 100
              AIG Annuity Insurance Company ................................................. Texas ............ 100
              The United States Life Insurance Company in the City of New York ........... New York ............ 100
         American General Finance, Inc. ................................................... Indiana ............ 100
              American General Auto Finance, Inc. ........................................ Delaware ............ 100
              American General Finance Corporation ........................................ Indiana ............ 100
                  MorEquity, Inc. .......................................................... Nevada ............ 100
                      Wilmington Finance, Inc. ........................................... Delaware ............ 100
                  Merit Life Insurance Co. ................................................ Indiana ............ 100
                  Yosemite Insurance Company .............................................. Indiana ............ 100
                      CommoLoCo, Inc. ................................................. Puerto Rico ............ 100
              American General Financial Services of Alabama, Inc. ........................ Alabama ............ 100
         American General Investment Management Corporation .............................. Delaware ............ 100
         American General Realty Investment Corporation ..................................... Texas ............ 100
         American General Assurance Company .............................................. Illinois ............ 100

                                               SUBSIDIARIES OF AIG
                                                                                                          Percentage
                                                                                                           of Voting
                                                                                                          Securities
                                                                                    Jurisdiction of     Owned by its
                                                                                      Incorporation        Immediate
                                                                                    or Organization      Parent/(2)/

              American General Indemnity Company ......................................... Illinois ............ 100
              USLIFE Credit Life Insurance Company of Arizona ............................. Arizona ............ 100
         Knickerbocker Corporation .......................................................... Texas ............ 100
     American Home Assurance Company ..................................................... New York ............ 100
         AIG Domestic Claims, Inc. ....................................................... Delaware ............. 50 /(13)/
         AIG Hawaii Insurance Company, Inc. ................................................ Hawaii ............ 100
              American Pacific Insurance Company, Inc. ..................................... Hawaii ............ 100
         American International Insurance Company ........................................ New York ............ 100
              American International Insurance Company of California, Inc. ............. California ............ 100
              American International Insurance Company of New Jersey ................... New Jersey ............ 100
              Minnesota Insurance Company ............................................... Minnesota ............ 100
         American International Realty Corp. ............................................. Delaware ........... 31.5 /(14)/
         Pine Street Real Estate Holdings Corp. ..................................... New Hampshire .......... 31.47 /(14)/
         Transatlantic Holdings, Inc. .................................................... Delaware .......... 33.45 /(15)/
              Transatlantic Reinsurance Company .......................................... New York ............ 100
                  Putnam Reinsurance Company ............................................. New York ............ 100
                  Trans Re Zurich ..................................................... Switzerland ............ 100
     American International Insurance Company of Delaware ................................ Delaware ............ 100
     American International Life Assurance Company of New York ........................... New York .......... 77.52 /(16)/
     American International Reinsurance Company, Ltd. ..................................... Bermuda ............ 100
         AIG Edison Life Insurance Company .................................................. Japan ............. 90 /(17)/
         American International Assurance Company, Limited .............................. Hong Kong ............ 100
         American International Assurance Company (Australia) Limited ................... Australia ............ 100
         American International Assurance Company (Bermuda) Limited ....................... Bermuda ............ 100
              American International Assurance Co. (Vietnam) Limited ...................... Vietnam ............ 100
              Tata AIG Life Insurance Company Limited ....................................... India ............. 26
         Nan Shan Life Insurance Company, Ltd. ............................................. Taiwan ............. 95
     American International Underwriters Corporation ..................................... New York ............ 100
     American International Underwriters Overseas, Ltd. ................................... Bermuda ............ 100
         AIG Europe (Ireland) Limited ..................................................... Ireland ............ 100
         AIG Europe (U.K.) Limited ........................................................ England ............ 100
         AIG Brasil Companhia de Seguros ................................................... Brazil ............. 50
         Universal Insurance Co., Ltd. ................................................... Thailand ............ 100
         La Seguridad de Centroamerica, Compania de Seguros S.A. ........................ Guatemala ............ 100
         La Meridional Compania Argentina de Seguros .................................... Argentina ............ 100
         American International Insurance Company of Puerto Rico ...................... Puerto Rico ............ 100
         A.I.G. Colombia Seguros Generales S.A. .......................................... Colombia ............ 100
         American International Underwriters GmBH ......................................... Germany ............ 100
         Underwriters Adjustment Company, Inc. ............................................. Panama ............ 100
     American Life Insurance Company ..................................................... Delaware ............ 100
         AIG Life (Bulgaria) Z.D. A.D. ................................................... Bulgaria ............ 100
         ALICO, S.A. ....................................................................... France ............ 100
         First American Polish Life Insurance and Reinsurance Company, S.A. ................ Poland ............ 100
         Inversiones Interamericana  S.A. (Chile) ........................................... Chile ............ 100
         Pharaonic American Life Insurance Company .......................................... Egypt .......... 71.63
         Unibanco AIG Seguros S.A. ......................................................... Brazil .......... 47.81 /(18)/

                                               SUBSIDIARIES OF AIG
                                                                                                          Percentage
                                                                                                           of Voting
                                                                                                          Securities
                                                                                    Jurisdiction of     Owned by its
                                                                                      Incorporation        Immediate
                                                                                    or Organization      Parent/(2)/

     AIG Life Insurance Company (Switzerland) Ltd ..................................... Switzerland ............ 100
     American Security Life Insurance Company, Ltd ................................... Lichtenstein ............ 100
     Birmingham Fire Insurance Company of Pennsylvania ............................... Pennsylvania ............ 100
     China America Insurance Company, Ltd. ............................................... Delaware ............. 50
     Commerce and Industry Insurance Company ............................................. New York ............ 100
     Commerce and Industry Insurance Company of Canada .................................... Ontario ............ 100
     Delaware American Life Insurance Company ............................................ Delaware ............ 100
     Hawaii Insurance Consultants, Ltd. .................................................... Hawaii ............ 100
     HSB Group, Inc. ..................................................................... Delaware ............ 100
         The Hartford Steam Boiler Inspection and Insurance Company ................... Connecticut ............ 100
              The Hartford Steam Boiler Inspection and Insurance
               Company of Connecticut ................................................. Connecticut ............ 100
              HSB Engineering Insurance Limited ........................................... England ............ 100
                  The Boiler Inspection and Insurance Company of Canada .................... Canada ............ 100
     The Insurance Company of the State of Pennsylvania .............................. Pennsylvania ............ 100
     Landmark Insurance Company ........................................................ California ............ 100
     Mt. Mansfield Company, Inc. .......................................................... Vermont ............ 100
     National Union Fire Insurance Company of Pittsburgh, Pa ......................... Pennsylvania ............ 100
         American International Specialty Lines Insurance Company .......................... Alaska ............. 70 /(19)/
         Lexington Insurance Company ..................................................... Delaware ............. 70 /(19)/
              AIG Centennial Insurance Company ....................................... Pennsylvania ............ 100
                  AIG Premier Insurance Company ...................................... Pennsylvania ............ 100
                      AIG Indemnity Insurance Company ................................ Pennsylvania ............ 100
                  AIG Preferred Insurance Company .................................... Pennsylvania ............ 100
                  AIG Auto Insurance Company of New Jersey ............................. New Jersey ............ 100
              JI Accident & Fire Insurance Co. Ltd. ......................................... Japan ............. 50
         National Union Fire Insurance Company of Louisiana ............................. Louisiana ............ 100
         National Union Fire Insurance Company of Vermont ................................. Vermont ............ 100
         21st Century Insurance Group .................................................. California .......... 33.03 /(20)/
              21st Century Insurance Company ........................................... California ............ 100
              21st Century Casualty Company ............................................ California ............ 100
              21st Century Insurance Company of the Southwest ............................... Texas ............ 100
         Starr Excess Liability Insurance Company, Ltd. .................................. Delaware ............ 100
              Starr Excess Liability Insurance International Ltd. ......................... Ireland ............ 100
     NHIG Holding Corp. .................................................................. Delaware ............ 100
         Audubon Insurance Company ...................................................... Louisiana ............ 100
              Audubon Indemnity Company ............................................... Mississippi ............ 100
              Agency Management Corporation ............................................. Louisiana ............ 100
                  The Gulf Agency, Inc. ................................................... Alabama ............ 100
         New Hampshire Insurance Company ............................................. Pennsylvania ............ 100
              AIG Europe, S.A. ............................................................. France ................ /(21)/
              AI Network Corporation ..................................................... Delaware ............ 100
              American International Pacific Insurance Company ........................... Colorado ............ 100
              American International South Insurance Company ......................... Pennsylvania ............ 100
              Granite State Insurance Company ........................................ Pennsylvania ............ 100
              New Hampshire Indemnity Company, Inc. .................................. Pennsylvania ............ 100
                  AIG National Insurance Company, Inc. ................................... New York ............ 100

                                               SUBSIDIARIES OF AIG
                                                                                                          Percentage
                                                                                                           of Voting
                                                                                                          Securities
                                                                                    Jurisdiction of     Owned by its
                                                                                      Incorporation        Immediate
                                                                                    or Organization      Parent/(2)/

              Illinois National Insurance Co. ............................................ Illinois ............ 100
              New Hampshire Insurance Services, Inc. ................................ New Hampshire ............ 100
         AIG Star Life Insurance Co., Ltd. .................................................. Japan ............ 100
     The Philippine American Life and General Insurance Company ....................... Philippines .......... 99.78
         Pacific Union Assurance Company ............................................... California ............ 100
         Philam Equitable Life Assurance Company, Inc. ................................ Philippines .......... 95.31
         Philam Insurance Company, Inc. ............................................... Philippines ............ 100
     Risk Specialist Companies, Inc. ..................................................... Delaware ............ 100
     United Guaranty Corporation ................................................... North Carolina .......... 36.3l /(22)/
         United Guaranty Insurance Company ......................................... North Carolina ............ 100
         United Guaranty Mortgage Insurance Company ...............................  North Carolina ............ 100
         United Guaranty Mortgage Insurance Company of North Carolina .............. North Carolina ............ 100
         United Guaranty Partners Insurance Company ....................................... Vermont ............. 80
         United Guaranty Residential Insurance Company of North Carolina ........... North Carolina ............ 100
         United Guaranty Residential Insurance Company ............................. North Carolina .......... 75.03 /(23)/
              United Guaranty Commercial Insurance Company of North Carolina ....... North Carolina ............ 100
              United Guaranty Mortgage Indemnity Company ........................... North Carolina ............ 100
              United Guaranty Credit Insurance Company ............................. North Carolina ............ 100
         United Guaranty Services, Inc. ............................................ North Carolina ............ 100

----------
(1) All subsidiaries listed are consolidated in the financial statements of AIG as filed in its Form 10-K on May 31, 2005. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
(2)     Percentages include directors' qualifying shares.
(3) The common stock is owned approximately 12.0 percent by Starr International Company, Inc., 1.8 percent by C.V. Starr & Co., Inc. and
        2.0 percent by The Starr Foundation.
(4) Also owned 35.15 percent by National Union Fire Insurance Company of Pittsburgh, Pa.
(5)     Also owned 10 percent by AIG Matched Funding Corp.
(6)     Also owned 21 percent by Commerce and Industry Insurance Company.
(7)     Indirect wholly-owned subsidiary.
(8)     Formerly known as AIG SunAmerica Inc.
(9)     Also owned 30 percent by AIG Retirement Services, Inc.
(10)    Formerly known as Anchor National Life Insurance Company.
(11) Also owned eight percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of Pittsburgh, Pa. and eight percent by Birmingham Fire Insurance Company of Pennsylvania.
(12) Also owned 48.15 percent by American General Life and Accident Insurance Company.
(13)    Also owned 50 percent by The Insurance Company of the State of
        Pennsylvania.
(14)    Also owned by 11 other AIG subsidiaries.
(15)    Also owned 25.95 percent by AIG.
(16)    Also owned 22.48 percent by American Home Assurance Company.
(17)    Also owned ten percent by a subsidiary of American Life Insurance
        Company.
(18) Also owned 1.7 percent by American International Underwriters Overseas, Ltd. and .48 percent by American Home Assurance Company.

(19) Also owned 20 percent by The Insurance Company of the State of Pennsylvania and ten percent by Birmingham Fire Insurance Company of Pennsylvania.
(20) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.
(21)    100 percent to be held with other AIG companies.
(22) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and
        0.86 percent by The Insurance Company of the State of Pennsylvania.
(23) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

American General Life Insurance Company

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgement in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or (3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or (4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by these By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of these By-Laws.

Item 30.  Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b)  Management.

Name and Principal            Positions and Offices with Underwriter
Business Address              American General Equity Services Corporation
------------------            --------------------------------------------------

Rodney O. Martin, Jr.         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire               Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Name and Principal            Positions and Offices with Underwriter
Business Address              American General Equity Services Corporation
------------------            --------------------------------------------------

Gary D. Reddick               Director
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II           President
2929 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.        Vice President
2727-A Allen Parkway
Houston, TX 77019

Lucille S. Martinez           Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Deanna D. Osmonson            Vice President, Chief Compliance Officer and
2727 Allen Parkway            Anti-Money Laundering Compliance Officer
Houston, TX 77019

T. Clay Spires                Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Tammi L. Willy                Assistant Vice President
2727 Allen Parkway
Houston, TX 77019

Sarah Hosker                  Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Underwriter
Business Address              American General Equity Services Corporation
------------------            --------------------------------------------------

Name and Principal            Positions and Offices with Underwriter
David M. Robinson             Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming               Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore              Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c)  Compensation From the Registrant.

                   Net            Compensation on
                   Underwriting   Events Occasioning
Name of Principal  Discounts and  the Deduction of a   Brokerage    Other
Underwriter        Commissions    Deferred Sales Load  Commissions  Compensation
-----------------  -------------  -------------------  -----------  ------------
American General        0                  0                0            0
Equity Services
Corporation

Item 31.  Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

Item 32.  Management Services   Not applicable.

Item 33.  Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements of American Home in the Registration Statement are current and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain current financial statements of American Home, free of charge upon a policy owner's request.

                               POWERS OF ATTORNEY

        Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 7th day of November, 2005.

                                       AMERICAN GENERAL LIFE INSURANCE COMPANY
                                       SEPARATE ACCOUNT VL-R
                                       (Registrant)

                                   BY: AMERICAN GENERAL LIFE INSURANCE COMPANY
                                       (On behalf of the Registrant and itself)

                                   BY: ROBERT F. HERBERT, JR.
                                       -----------------------------------------
                                       ROBERT F. HERBERT, JR.
                                       SENIOR VICE PRESIDENT, TREASURER
                                       AND CONTROLLER

                                     AGL - 1

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                            Title                   Date
---------                            -----                   ----

RODNEY O. MARTIN, JR.                Director, Chairman,     November 7, 2005
------------------------             President and Chief
RODNEY O. MARTIN, JR.                Executive Officer

CHRISTOPHER J. SWIFT                 Director and Chief      November 7, 2005
------------------------             Financial Officer
CHRISTOPHER J. SWIFT

M. BERNARD AIDINOFF                  Director                November 7, 2005
------------------------
M. BERNARD AIDINOFF

DAVID J. DIETZ                       Director                November 7, 2005
------------------------
DAVID J. DIETZ

DAVID L. HERZOG                      Director                November 7, 2005
------------------------
DAVID L. HERZOG

RICHARD A. HOLLAR                    Director                November 7, 2005
------------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF II                   Director                November 7, 2005
------------------------
ROYCE G. IMHOFF II

                                     AGL - 2

Signature                            Title                   Date
---------                            -----                   ----

ERNEST T. PATRIKIS                   Director                November 7, 2005
------------------------
ERNEST T. PATRIKIS

GARY D. REDDICK                      Director                November 7, 2005
------------------------
GARY D. REDDICK

JAMES W. WEAKLEY                     Director                November 7, 2005
------------------------
JAMES W. WEAKLEY

                                     AGL - 3

                                                     AGL Platinum Investor V VUL

                                   SIGNATURES

        American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 7th day of November, 2005.

                                       AMERICAN HOME ASSURANCE COMPANY

                                   BY: ROBERT S. SCHIMEK
                                       -------------------------
                                       ROBERT S. SCHIMEK
                                       SENIOR VICE PRESIDENT AND
                                        TREASURER

                                                     AGL Platinum Investor V VUL

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Title                     Date
---------                          -----                     ----

KRISTIAN P. MOOR                   Director and Chairman     November 7, 2005
------------------------
KRISTIAN P. MOOR

JOHN Q. DOYLE                      Director and President    November 7, 2005
------------------------
JOHN Q. DOYLE

ROBERT S. SCHIMEK                  Director, Senior Vice     November 7, 2005
------------------------           President and Treasurer
ROBERT S. SCHIMEK

M. BERNARD AIDINOFF                Director                  November 7, 2005
------------------------
M. BERNARD AIDINOFF

STEVEN J. BENSINGER                Director                  November 7, 2005
------------------------
STEVEN J. BENSINGER

JEFFREY L. HAYMAN                  Director                  November 7, 2005
------------------------
JEFFREY L. HAYMAN

DAVID L. HERZOG                    Director                  November 7, 2005
------------------------
DAVID L. HERZOG

                                                     AGL Platinum Investor V VUL

Signature                          Title                     Date
---------                          -----                     ----

ROBERT E. LEWIS                    Director                  November 7, 2005
------------------------
ROBERT E. LEWIS

                                   Director                  November __, 2005
------------------------
WIN J. NEUGER

ERNEST T. PATRIKIS                 Director                  November 7, 2005
------------------------
ERNEST T. PATRIKIS

ROBERT M. SANDLER                  Director                  November 7, 2005
------------------------
ROBERT M. SANDLER

NICHOLAS S. TYLER                  Director                  November 7, 2005
------------------------
NICHOLAS S. TYLER

NICHOLAS C. WALSH                  Director                  November 7, 2005
------------------------
NICHOLAS C. WALSH

                                  EXHIBIT INDEX

Item 26. Exhibits

          (d)(1) Specimen form of the "Platinum Investor(R) V" Flexible Premium Variable Life Insurance Policy.

          (d)(6) Specimen form of Guaranteed Minimum Withdrawal Benefit Rider, Form No. 05270.

          (e)(1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565-2003.

          (e)(12) Specimen form of Limited Temporary Life Insurance Application, Form No. AGLC101431-2005.

                                       E-1